Exhibit 2.1
EXECUTION COPY
AGREEMENT AND PLAN OF MERGER
among
BRAVEHEART INVESTORS LP,
BRAVEHEART II REALTY (OHIO) CORP.,
BRAVEHEART II PROPERTIES HOLDING LLC,
BRAVEHEART II PROPERTIES COMPANY LLC,
BOYKIN LODGING COMPANY
and
BOYKIN HOTEL PROPERTIES, L.P.
May 19, 2006

-i-

(continued)

-ii-

AGREEMENT AND PLAN OF MERGER
     This Agreement and Plan of Merger (this “Agreement”) is entered into as of May 19, 2006, by and among BRAVEHEART INVESTORS LP, a Delaware limited partnership (“Parent”), BRAVEHEART II REALTY (OHIO) CORP., an Ohio corporation and a wholly owned Subsidiary of Parent (“REIT Merger Sub”), BRAVEHEART II PROPERTIES HOLDING LLC, a Delaware limited liability company (“OP Holdco”), BRAVEHEART II PROPERTIES COMPANY LLC, an Ohio limited liability company and an indirectly wholly owned Subsidiary of Parent (“OP Merger Sub”), BOYKIN LODGING COMPANY, an Ohio corporation (the “Company”), and BOYKIN HOTEL PROPERTIES, L.P., an Ohio limited partnership (the “Partnership”). Parent, REIT Merger Sub, OP Holdco, OP Merger Sub, the Company and the Partnership are referred to collectively herein as the “Parties,” and each individually as a “Party.”
RECITALS
     A. The Managers of Parent and the Board of Directors of REIT Merger Sub have determined that the acquisition of the Company, other than the Excluded Assets (which Parent and REIT Merger Sub do not desire to acquire), pursuant to a cash merger of REIT Merger Sub into the Company is desirable and, by resolutions duly adopted, have approved and adopted this Agreement.
     B. The Board of Directors of the Company has determined that the cash merger of the REIT Merger Sub into the Company is desirable, and, by resolutions duly adopted, have approved and adopted this Agreement.
     C. The Company, as General Partner of the Partnership, and REIT Merger Sub, as managing member of OP Merger Sub, have determined that the acquisition of the Partnership by Parent pursuant to a cash merger of OP Merger Sub into the Partnership is desirable and have approved and adopted this Agreement.
     D. The Parties desire to make certain representations, warranties, covenants and agreements in connection with the aforementioned mergers and also to prescribe various conditions to the aforementioned mergers.
ARTICLE I
DEFINITIONS
     “Affiliate” has the meaning set forth in Rule 12b-2 of the regulations of the SEC promulgated under the Exchange Act.
     “Aggregate Common Share Merger Consideration” means the Aggregate Company Merger Consideration less the Aggregate Limited Partner Merger Consideration, if any.

     “Aggregate Company Merger Consideration” means (i) $11.00 less the REIT Dividend Per Share Amount multiplied by (ii) the number of Common Share Equivalents.
     “Aggregate Limited Partner Merger Consideration” means the Common Unit Merger Consideration multiplied by the number of Common Units held by Limited Partners outstanding immediately prior to the Effective Time as to which a Redemption Notice has not been delivered.
     “Agreement” has the meaning set forth in the first paragraph of this Agreement.
     “Bellboy” means Bellboy, Inc., a Delaware corporation.
     “BMC” means Boykin Management Company Limited Liability Company, an Ohio limited liability company.
     “Closing” has the meaning set forth in Section 2.10.
     “Closing Agreement” has the meaning set forth in Section 3.1(n)(ix).
     “Closing Date” has the meaning set forth in Section 2.10.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Commitment Letter” has the meaning set forth in Section 3.2(d).
     “Common Share” means a common share, without par value, of the Company, together with the Company Right related thereto.
     “Common Shareholder” means a Person who or which is the holder of record of a Common Share.
     “Common Share Equivalents” means (i) the number of Common Shares (whether or not restricted) outstanding immediately prior to the Effective Time (other than Parent-Owned Shares and Treasury Shares) on a fully-diluted basis, treating each Share Unit outstanding immediately prior to the Effective Time as a Common Share but without including any Common Shares issuable upon exercise of any Incentive Options plus (ii) the number of Common Shares that could be issued to Limited Partners assuming that Redemption Notices have been delivered with respect to all Common Units outstanding immediately prior to the Effective Time.
     “Common Share Merger Consideration” means the quotient of (i) the Aggregate Common Share Merger Consideration divided by (ii) the number of Fully-diluted Common Shares.
     “Common Unit” means a Common Partnership Unit of the Partnership.

     “Common Unit Merger Consideration” means the quotient of (i) the Hypothetical Aggregate Partnership Merger Consideration divided by (ii) the number of Fully-diluted Common Units.
     “Company” has the meaning set forth in the first paragraph of this Agreement.
     “Company Articles” means the Amended and Restated Articles of Incorporation, as amended, of the Company as of the date of this Agreement as filed with the Secretary of State of Ohio.
     “Company Permits” has the meaning set forth in Section 3.1(o).
     “Company Property” has the meaning set forth in Section 3.1(p)(i).
     “Company Regulations” means the Code of Regulations of the Company as of the date of this Agreement.
     “Company Rights” has the meaning set forth in Section 3.1(e).
     “Company Shareholder Approval” has the meaning set forth in Section 3.1(u).
     “Company Superior Proposal” means a Company Takeover Proposal that the Company’s Board of Directors determines in good faith, after consultation with counsel and a financial advisor of nationally recognized reputation, taking into account all relevant material terms (including, without limitation, financial terms, timing, ability to finance and likelihood of completion), of such Company Takeover Proposal and this Agreement, is more favorable to the shareholders of the Company and the Limited Partners than the Mergers and the other transactions contemplated by this Agreement.
     “Company Takeover Proposal” means any inquiry, proposal or offer from any Person relating to any (i) direct or indirect acquisition or purchase of a business or assets (other than the Excluded Assets) that constitutes 20% or more of the net revenues, net income or the assets (other than the Excluded Assets) of the Company and its Subsidiaries on a consolidated basis, (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities of the Company or the Partnership, (iii) tender offer or exchange offer that if consummated would result in any Person or “group” (as such term is used in Rule 13d-5 under the Exchange Act) beneficially owning (as determined in accordance with Rule 13d-3 under the Exchange Act) 20% or more of any class of equity securities of the Company or the Partnership or the right to acquire such beneficial ownership or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or the Partnership; provided, however, that the term “Company Takeover Proposal” shall not include the transactions contemplated by this Agreement.
     “Confidentiality Agreement” has the meaning set forth in Section 4.3(c).
     “Debt Financing” has the meaning set forth in Section 3.2(d).

     “Deposit Agreement” has the meaning set forth in Section 2.9(c).
     “Depositary” has the meaning set forth in Section 2.9(c).
     “Disclosure Schedule” has the meaning set forth in Section 3.1.
     “Dissenting Share” means a Common Share held of record by a Common Shareholder who has properly exercised dissenters’ rights under the OGCL; provided, however, that if such Common Shareholder for any reason fails to perfect such dissenters’ rights, such Common Shareholder’s Common Shares shall cease to constitute Dissenting Shares.
     “Effective Time” has the meaning set forth in Section 2.10.
     “Employee Benefit Plans” has the meaning set forth in Section 3.1(m).
     “Environmental Law” has the meaning set forth in Section 3.1(p)(viii).
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Excluded Assets” means (i) the Excluded Properties, (ii) all of the equity interests in Captiva Villas Development, LLC, a Delaware limited liability company, and (iii) all of the equity interests in Marathon Partners Manager LLC, a Delaware limited liability company.
     “Excluded Properties” means all of the interest of the Company and each of its Subsidiaries in respect of each of the following properties (including, with respect thereto, all real property, improvements, equipment, inventory, personal property and other assets located at such properties): (i) the Marco Hotel, (ii) the Pink Shell Beach Resort and (iii) the Banana Bay Resort and Marina located in Marathon, Florida.
     “Excluded Property Contracts” means (i) the Limited Liability Company Interests Purchase Agreement, dated as of the date hereof, by and among BellBoy, New Banana Bay LLC, a Delaware limited liability company, and JABO LLC, a Delaware limited liability company, (ii) the Limited Liability Company Interests and Asset Purchase Agreement, dated as of the date hereof, by and among the Partnership, Sanibel View Development, LLC, a Delaware limited liability company, White Sand Villas Development, LLC, a Delaware limited liability company, BeachBoy, LLC, a Delaware limited liability company, Pink Shell Realty, LLC, a Delaware limited liability company, and BellBoy, as sellers, and New Pink Shell LLC, a Delaware limited liability company, and JABO LLC, a Delaware limited liability company, and (iii) the Marco Agreement.
     “Expenses” has the meaning set forth in Section 6.3.

     “Financing” has the meaning set forth in Section 4.3(i).
     “Fully-diluted Common Shares” means the number of Common Shares (whether or not restricted) outstanding immediately prior to the Effective Time (other than Parent-Owned Shares and Treasury Shares) on a fully-diluted basis, treating each Share Unit outstanding immediately prior to the Effective Time as a Common Share, and including the number of Common Units as to which a Redemption Notice has been delivered.
     “Fully-diluted Common Units” means the sum of (i) the number of Common Units held by the Limited Partners and the General Partner outstanding immediately prior to the Effective Time plus (ii) the number of Share Units outstanding immediately prior to the Effective Time.
     “GAAP” has the meaning set forth in Section 3.1(g)(i).
     “General Partner” has the meaning set forth in the Partnership Agreement.
     “Governmental Entity” has the meaning set forth in Section 3.1(j).
     “Guaranty” means the Agreement and Guaranty, dated as of the date hereof, by Guarantor in favor of the Company.
     “Guarantor” means Westbridge Hospitality Management Limited, a Bermuda company, as general partner of Westbridge Hospitality Fund, L.P., a Bermuda exempted limited partnership.
     “Hazardous Materials” has the meaning set forth in Section 3.1(p)(ix).
     “Hypothetical Aggregate Partnership Merger Consideration” means (i) the Aggregate Company Merger Consideration less (ii) the outstanding principal amount immediately prior to the Effective Time (plus all accrued but unpaid interest existing immediately prior to the Effective Time) of the Intercompany Note.
     “Incentive Options” has the meaning set forth in Section 3.1(e).
     “Indemnified Party” has the meaning set forth in Section 4.2(a)(i).
     “Intercompany Note” means the Second Amended and Restated Convertible Promissory Note, dated November 4, 2001, from the Partnership to the Company.
     “In the Money Options” means Incentive Options with an exercise price of less than $11.00 per Common Share outstanding immediately prior to the REIT Effective Time.
     “Knowledge of the Company” means the actual knowledge without any duty of investigation of Robert Boykin, Chairman and Chief Executive Officer, Richard C. Conti, President and Chief Operating Officer, Shereen P. Jones, Executive Vice President, Chief

Financial Officer and Chief Investment Officer, Andrew C. Alexander, Senior Vice President, General Counsel and Secretary, Russ C. Valentine, Senior Vice President – Acquisitions, Julie Richter, Vice President/Controller of the Company, and Michael J. McGuire, Director of Project Management.
     “Liens” means mortgages, pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, rights of first refusal or offer and options.
     “Limited Partners” has the meaning set forth in Section 2.9(d).
     “Long-Term Incentive Plan” means the Boykin Lodging Company Long-Term Incentive Plan.
     “Losses” has the meaning set forth in Section 4.2(a)(ii).
     “Marco Agreement” has the meaning set forth in Section 6.2(a).
     “Marco Hotel” has the meaning set forth in Section 6.2(a).
     “Marco Purchaser” has the meaning set forth in Section 6.2(a).
     “Marco Termination Notice” has the meaning set forth in Section 6.2(a).
     “Material Adverse Effect” means a material adverse effect on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or a material adverse effect on the ability of the Company or the Partnership, or REIT Merger Sub, Parent, OP Holdco or OP Merger Sub, to consummate the transactions contemplated hereby or an occurrence or change in circumstances that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby; provided, however, that a Material Adverse Effect shall not include any change in or effect upon the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, directly or indirectly arising out of or attributable to or that is a consequence of (i) general economic changes, (ii) changes in the United States financial markets generally, (iii) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iv) any change, in and of itself, in the price or trading volume of the Common Shares or the Series 2002 A Preferred Shares, (v) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement, (vi) the loss by the Company or any of its Subsidiaries of any of its customers, suppliers, franchisors or employees solely as a result of the transactions contemplated hereby, (vii) changes or losses arising as a result of weather or natural disaster, (viii) seasonal fluctuations in the business and operations of the Company and its Subsidiaries, (ix) any change, liability or adverse effect disclosed in or specifically contemplated by this Agreement or the

Disclosure Schedule, (x) changes arising as a result of the public announcement of this Agreement or the transactions contemplated hereby, or (xi) any action or change specifically contemplated by the provisions of this Agreement.
     “Material Contract” means, with respect to the Company, the Partnership or any of the Subsidiaries: (i) any loan agreement, indenture, note, bond, debenture or other document or agreement evidencing a capitalized lease obligation or other indebtedness to any Person in a principal amount greater than or equal to $500,000, (ii) each brokerage agreement, management agreement, hotel franchise agreement and ground lease or other real property lease with respect to each Company Property, (iii) any agreement that grants any option, right of first or last refusal or right of first or last offer or similar right to acquire any real property assets or other material assets of the Company or its Subsidiaries or that limits or purports to limit, in any material manner, the ability of the Company, or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or business, (iv) any employment agreement or any agreement or arrangement that contains any severance pay or post-employment liabilities or obligations to any current employee of the Company or any of its Subsidiaries, other than as required under law, (v) any non-competition agreement or other contract or agreement that contains covenants that restrict the Company’s or any Subsidiary’s ability to (A) operate a hotel or (B) conduct activities incident thereto except, in the case of this clause (B), as would not have a Material Adverse Effect, (vi) any other agreement filed on or prior to the date of this Agreement as an exhibit to the SEC Documents pursuant to Item 601(b)(10) of Regulation S-K of the SEC; (vii) any license or other contract with respect to the name or marks under which the Company Properties are operated; (viii) any contract pursuant to which the Company or any of its Subsidiaries has any material contractual liability for indemnification or otherwise under any agreement relating to the sale or lease of real estate or to pay additional purchase price for any of the Company Properties or any other contracts pursuant to which the Company has indemnification obligations that could reasonably be expected to exceed $500,000; (ix) with the exception of any directly or indirectly wholly owned Subsidiaries, any partnership, limited liability company, joint venture or similar contract or arrangement with respect to ownership or governance of any Subsidiary or other entity in which the Company or the Partnership has a direct or indirect interest; (x) any Tax Sharing Arrangement; (xi) any Tax Protection Agreements; and (xii) any other contract providing for annual consideration payable thereunder in excess of $100,000 and that is not terminable upon notice of 90 days or less.
     “Mergers” means the REIT Merger and the OP Merger.
     “Noncumulative Preferred Shares” has the meaning set forth in Section 3.1(e).
     “OGCL” means the General Corporation Law of the State of Ohio, as amended.
     “OLPL” means the Limited Partnership Law of the State of Ohio, as amended.
     “OP Effective Time” has the meaning set forth in Section 2.10.
     “OP Holdco” has the meaning set forth in the first paragraph of this Agreement.

     “OP Merger” has the meaning set forth in Section 2.1.
     “OP Merger Certificate” means the Certificate of Merger with respect to the OP Merger, containing the provisions required by, and executed in accordance with, the OLPL.
     “OP Merger Sub” has the meaning set forth in the first paragraph of this Agreement.
     “Options” has the meaning set forth in Section 3.1(e).
     “Ordinary Course of Business” means the ordinary course of business consistent with past practice.
     “Parent” has the meaning set forth in the first paragraph of this Agreement.
     “Parent Financing Document” has the meaning set forth in Section 4.3(i).
     “Parent-Owned Share” means a Common Share or Series 2002-A Preferred Share that Parent or any of its Affiliates, including REIT Merger Sub, OP Holdco and OP Merger Sub, owns beneficially within the meaning of Rule 13d-3 under the Exchange Act.
     “Parent Payment Amount” means an amount equal to the Aggregate Company Merger Consideration plus the amount payable with respect to In the Money Options pursuant to Section 4.3(f)(i) plus the amount payable pursuant to Section 4.3(f)(ii)(B) with respect to Share Unit Accounts in installment payment status immediately prior to the REIT Effective Time.
     “Parties” has the meaning set forth in the first paragraph of this Agreement.
     “Partnership” has the meaning set forth in the first paragraph of this Agreement.
     “Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of the Partnership dated as of September 30, 2002, as amended.
     “Paying Agent” has the meaning set forth in Section 2.9(a).
     “Person” means an individual, corporation, partnership, limited liability company, association, trust or any other entity, organization or group (as such term is used in Rule 13d-5 under the Exchange Act), including a Governmental Entity.
     “Preferred Shareholder” means a Person who is or which is, directly or indirectly through the ownership of depositary shares, the holder of Series 2002-A Preferred Shares.
     “Preferred Share Merger Consideration” has the meaning set forth in Section 2.7(c).

     “Preferred Unit” means a Series 2002-A Preferred Partnership Unit of the Partnership.
     “Proxy Statement” has the meaning set forth in Section 4.1(c).
     “Redemption Notice” means a Notice of Redemption as defined in the Partnership Agreement.
     “REIT” has the meaning set forth in Section 3.1(n)(ii).
     “REIT Dividend” has the meaning set forth in Section 4.3(k).
     “REIT Dividend Per Share Amount” means an amount equal to (i) the REIT Dividend divided by (ii) the number of Common Shares issued and outstanding on the record date for the applicable REIT Dividend.
     “REIT Effective Time” has the meaning set forth in Section 2.10.
     “REIT Merger” has the meaning set forth in Section 2.2.
     “REIT Merger Certificate” means the Certificate of Merger with respect to the REIT Merger, containing the provisions required by, and executed in accordance with, the OGCL.
     “REIT Merger Sub” has the meaning set forth in the first paragraph of this Agreement.
     “Retention Plans” has the meaning set forth in Section 4.2(b).
     “Rights Agreement” has the meaning set forth in Section 3.1(e).
     “Rule 16b-3 No-Action Letter” means the no-action letter of the SEC Staff to Skadden, Arps, Slate, Meagher & Flom LLP publicly available as of January 12, 1999.
     “SEC” means the United States Securities and Exchange Commission.
     “SEC Documents” has the meaning set forth in Section 3.1(g).
     “Securities Act” means the Securities Act of 1933, as amended.
     “Series 2002-A Preferred Shares” has the meaning set forth in Section 3.1(e).
     “Share Unit Plan” has the meaning set forth in Section 4.3(f)(ii)(A).
     “Share Units” has the meaning set forth in Section 4.3(f)(ii)(A).

     “Share Unit Account” has the meaning set forth in Section 4.3(f)(ii)(A).
     “Special Meeting” has the meaning set forth in Section 4.3(a).
     “Standstill Period” has the meaning set forth in the Section 6.2(b).
     “Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust, unincorporated organization, or other form of business or legal entity with respect to which another specified entity (i) has the power to vote or direct the voting of sufficient securities to elect a majority of the directors or is the general partner or managing member or (ii) owns or controls, directly or indirectly, at least 25% of the equity or other ownership interests.
     “Surviving Corporation” has the meaning set forth in Section 2.2.
     “Surviving Partnership” has the meaning set forth in Section 2.1.
     “Tax” means any federal, state or local income, sales, use, franchise, transfer and recording taxes, withholding (including dividend withholding and withholding required pursuant to Sections 1445 and 1446 of the Code) employment, payroll, or excise tax, charges, levy, tariff or governmental charge (domestic or foreign), together with penalties, interest or additions thereto.
     “Tax Protection Agreement” means any agreement pursuant to which the Company, the Partnership or any of its Subsidiaries has agreed to indemnify any Person for Taxes arising as a result of any sale or other disposition, for tax purposes, of any Company Property or upon repayment, refinancing or restructuring of any indebtedness of the Partnership or of any guarantees of such indebtedness.
     “Tax Return” means any return, reports, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto, and including any amendment thereof.
     “Tax Ruling” has the meaning set forth in Section 3.1(n)(ix).
     “Tax Sharing Arrangement” means any written or unwritten agreement or arrangement for the allocation or payment of federal, state or local income Tax liabilities or payment for federal, state or local income Tax benefits with respect to any Person other than the Company or any of its Subsidiaries.
     “Termination Fee” has the meaning set forth in Section 6.3(b).
     “Treasury Share” means a Common Share or Series 2002-A Preferred Share directly or indirectly owned by the Company.
     “UBS” means UBS Securities LLC.

ARTICLE II
THE MERGERS
     2.1 The OP Merger. Subject to the terms and conditions hereof, at the OP Effective Time, OP Merger Sub shall merge with and into the Partnership (the “OP Merger”). Following the OP Merger, the separate existence of OP Merger Sub shall cease, and the Partnership shall continue as the surviving limited partnership. The Partnership, in its capacity as the limited partnership surviving the OP Merger, is hereinafter sometimes referred to as the “Surviving Partnership.”
     2.2 The REIT Merger. Subject to the terms and conditions hereof, immediately following the OP Effective Time and at the REIT Effective Time, REIT Merger Sub shall merge with and into the Company (the “REIT Merger”). Following the REIT Merger, the separate existence of REIT Merger Sub shall cease, and the Company shall continue as the surviving corporation. The Company, in its capacity as the corporation surviving the REIT Merger, is hereinafter sometimes referred to as the “Surviving Corporation.” OP Holdco will become a wholly owned Subsidiary of the Surviving Corporation.
     2.3 Effects of the Mergers. The OP Merger shall have the effects set forth in Section 1782.434 of the OLPL. The REIT Merger shall have the effects set forth in Section 1701.82 of the OGCL. The Surviving Partnership and the Surviving Corporation may, at any time after the OP Effective Time and the REIT Effective Time, respectively, take any action (including executing and delivering any document) in the name and on behalf of either the Partnership or OP Merger Sub or the Company or REIT Merger Sub, respectively, in order to carry out and effectuate the transactions contemplated by this Agreement.
     2.4 Surviving Partnership of the OP Merger.
          (a) Certificate of Limited Partnership. The certificate of limited partnership of the Partnership immediately prior to the OP Effective Time shall continue as the certificate of limited partnership of the Surviving Partnership after the OP Effective Time.
          (b) Agreement of Limited Partnership. The Partnership Agreement of the Partnership immediately prior to the OP Effective Time shall continue as the agreement of limited partnership of the Surviving Partnership after the OP Effective Time.
          (c) Officers. The officers of OP Merger Sub immediately prior to the OP Effective Time shall be the officers of the Surviving Partnership until the earlier of their resignation or removal or until their successors are elected or appointed and qualified, as the case may be.
     2.5 Surviving Corporation of the REIT Merger.
          (a) Articles of Incorporation. The Company Articles immediately prior to the REIT Effective Time shall continue as the articles of incorporation of the Surviving Corporation after the REIT Effective Time.

          (b) Code of Regulations. The Company Regulations immediately prior to the REIT Effective Time shall continue as the Code of Regulations of the Surviving Corporation after the REIT Effective Time.
          (c) Board of Directors. The directors of REIT Merger Sub immediately prior to the REIT Effective Time shall be the initial directors of the Surviving Corporation until the earlier of their resignation or removal or until their successors are elected or appointed and qualified, as the case may be.
          (d) Officers. The officers of REIT Merger Sub immediately prior to the REIT Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their successors are appointed and qualified, as the case may be.
     2.6 Conversion of Interests upon OP Merger.
          (a) Conversion of OP Merger Sub Interests. At the OP Effective Time, (i) each equity interest in OP Merger Sub issued and outstanding immediately prior to the OP Effective Time owned by OP Holdco shall be converted into one common unit in the Surviving Partnership, and (ii) each equity interest in OP Merger Sub issued and outstanding immediately prior to the OP Effective Time owned by REIT Merger Sub shall be canceled and no consideration shall be delivered in exchange therefor or in respect thereof. OP Holdco shall automatically be admitted as the new limited partner of the Surviving Partnership.
          (b) Conversion of Common Units. At the OP Effective Time, (i) each Common Unit issued and outstanding immediately prior to the OP Effective Time as to which a Redemption Notice has not been delivered (other than any Common Unit owned by the Company or any Subsidiary of the Company) shall be converted into the right to receive a cash payment in an amount equal to the Common Unit Merger Consideration, (ii) each Common Unit issued and outstanding immediately prior to the OP Effective Time as to which a Redemption Notice has been delivered (other than any Common Unit owned by the Company or any Subsidiary of the Company) shall be converted into the right to receive a cash payment in an amount equal to the Common Share Merger Consideration, (iii) each Common Unit issued and outstanding immediately prior to the OP Effective Time owned by any Subsidiary of the Company shall be canceled and no consideration shall be delivered in exchange therefor or in respect thereof and (iv) each Common Unit issued and outstanding immediately prior to the OP Effective Time owned by the Company shall remain as one issued and outstanding common unit of the Surviving Partnership. The Company shall be the general partner of the Surviving Partnership. At the OP Effective Time, all Common Units issued and outstanding immediately prior to the OP Effective Time (other than Common Units owned by the Company) shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder (other than the Company) of Common Units issued and outstanding immediately prior to the OP Effective Time shall cease to have any rights with respect thereto, except (other than with respect to Common Units owned by any Subsidiary of the Company) the right to receive (i) the Common Unit Merger Consideration in the case of a Common Unit as to which a Redemption Notice has not been delivered at the Effective Time or (ii) the Common Share Merger Consideration in the

case of a Common Unit as to which a Redemption Notice has been delivered at the Effective Time.
          (c) Conversion of Preferred Units. At the OP Effective Time, each Preferred Unit issued and outstanding immediately prior to the OP Effective Time shall be canceled and cease to exist and no consideration shall be delivered in exchange therefor or in respect thereof.
     2.7 Conversion of Shares upon REIT Merger.
          (a) Conversion of REIT Merger Sub Shares. At the REIT Effective Time, each common share, without par value, of REIT Merger Sub issued and outstanding immediately prior to the REIT Effective Time shall be converted into one common share, without par value, of the Surviving Corporation, which shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation.
          (b) Conversion of Common Shares. At the REIT Effective Time, (i) each Common Share issued and outstanding immediately prior to the REIT Effective Time (other than any Dissenting Share, Treasury Share or Parent-Owned Share) shall be converted into the right to receive a cash payment in an amount equal to the Common Share Merger Consideration, (ii) each Dissenting Share issued and outstanding immediately prior to the REIT Effective Time shall be converted into the right to receive payment from the Surviving Corporation in accordance with the provisions of Sections 1701.84 and 1701.85 of the OGCL and (iii) each Treasury Share and each Parent-Owned Share issued and outstanding immediately prior to the REIT Effective Time shall be canceled and no consideration shall be delivered in exchange therefor or in respect thereof. As of the REIT Effective Time, all Common Shares issued and outstanding immediately prior to the REIT Effective Time shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder of a certificate that, immediately prior to the REIT Effective Time, represented Common Shares shall cease to have any rights with respect thereto, except (other than with respect to certificates previously representing Treasury Shares or Parent-Owned Shares) the right to receive the Common Share Merger Consideration, or, in the case of any Dissenting Shares, the rights, if any, accorded under the OGCL with respect thereto.
          (c) Conversion of Series 2002-A Preferred Shares. At the REIT Effective Time, (i) each Series 2002-A Preferred Share issued and outstanding immediately prior to the REIT Effective Time (other than any Treasury Share or Parent-Owned Share) shall be converted into the right to receive a cash payment of $250.00 (plus all accrued and unpaid dividends (whether or not declared) existing immediately prior to the REIT Effective Time) (the “Preferred Share Merger Consideration”) and (ii) each Treasury Share and Parent-Owned Share issued and outstanding immediately prior to the REIT Effective Time shall be canceled and no consideration shall be delivered in exchange therefor or in respect thereof. As of the REIT Effective Time, all Series 2002-A Preferred Shares issued and outstanding immediately prior to the REIT Effective Time shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder of a certificate that, immediately prior to the REIT Effective Time, represented Series 2002-A Preferred Shares shall cease to have any rights with respect thereto, except (other than with respect to certificates previously representing Treasury Shares or Parent-Owned Shares) the right to receive the Preferred Share Merger Consideration.
     2.8 Adjustments to Merger Consideration. If during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding Common Shares, Series 2002-A Preferred Shares or Common Units shall occur, including by reason of any reclassification, recapitalization, share or unit dividend, share or unit split, reverse split or combination, exchange or readjustment of Common Shares, Series 2002-A Preferred Shares or Common Units, or any share dividend thereon with a record date during such period (but not as a result of (i) the exercise of outstanding Incentive Options or (ii) the redemption of any outstanding Common Units for Common Shares), the Common Share Merger Consideration, the Preferred Share Merger Consideration or the Common Unit Merger Consideration, as applicable, shall be appropriately adjusted.
     2.9 Payment Procedure.
          (a) Paying Agent. On the date hereof, Parent (on behalf of itself and OP Holdco) shall designate National City Bank as paying agent for the Mergers (the “Paying Agent”). Immediately prior to the OP Effective Time, Parent shall deposit with the Paying Agent (i) the Parent Payment Amount and (ii) an amount of cash sufficient to enable the Paying Agent to effect the payments for Series 2002-A Preferred Shares contemplated by Section 2.7(c). In no event shall any holder of Common Shares, Series 2002-A Preferred Shares or Common Units be entitled to any interest or earnings on the amounts deposited by Parent with the Paying Agent pending distribution.
          (b) Common Shares. As soon as practicable after the REIT Effective Time, but in no event later than five business days thereafter, Parent shall cause the Paying Agent to send to each holder of certificates for Common Shares (other than Dissenting Shares or Parent-Owned Shares) (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the certificates for Common Shares in exchange for the cash payment provided for by Section 2.7(b). Upon surrender of a certificate representing Common Shares for cancellation to the Paying Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereon, the holder of such certificate shall be entitled to receive in exchange therefor the aggregate Common Share Merger Consideration to which the holder of Common Shares is entitled pursuant to Section 2.7(b).
          (c) Preferred Shares. All of the Series 2002-A Preferred Shares are held of record by National City Bank, a national banking association, as depositary (the “Depositary”), under the Deposit Agreement, dated as of October 1, 2002 (the “Deposit Agreement”), between the Company and the Depositary. Upon surrender to the Paying Agent by the Depositary of the certificate(s) representing the Series 2002-A Preferred Shares for cancellation, together with a duly executed stock power, the Paying Agent shall pay to the Depositary by wire transfer of immediately available funds an amount equal to the aggregate Preferred Share Merger Consideration in order to permit the Depositary to distribute the aggregate Preferred Share Merger Consideration to holders of depositary receipts representing such Series 2002-A Preferred Shares in accordance with the Deposit Agreement.

          (d) Common Units. As soon as reasonably practicable after the Effective Time, but in no event later than five business days thereafter, the Paying Agent shall mail to each limited partner holding Common Units (the “Limited Partners”) (i) as to which a Redemption Notice has not been delivered at the Effective Time, at the address set forth in the Disclosure Schedule a certified check payable to such Limited Partner in an amount equal to the Common Unit Merger Consideration multiplied by the number of Common Units owned by such Limited Partner immediately prior to the Effective Time and (ii) as to which a Redemption Notice has been delivered at the Effective Time, at the address set forth in the Disclosure Schedule a certified check payable to such Limited Partner in an amount equal to the Common Share Merger Consideration multiplied by the number of Common Shares issuable upon redemption of the Common Units owned by such Limited Partner immediately prior to the Effective Time; provided, however, in each case that prior to the OP Effective Time such Limited Partner has acknowledged its record and beneficial ownership of the Common Units and indicated the address to which the Common Unit Merger Consideration or Common Share Merger Consideration, as applicable, shall be sent. If the Paying Agent has not received such acknowledgement prior to the OP Effective Time, the Paying Agent shall mail to a Limited Partner delivering such acknowledgement after the OP Effective Time a certified check in the appropriate amount payable to such Limited Partner as soon as reasonably practicable after receipt of such acknowledgement, but in no event later than two business days after receipt thereof.
          (e) Options and Directors’ Deferred Compensation. As soon as reasonably practicable after the Effective Time, but in no event later than five business days thereafter, the Paying Agent shall mail to each holder of In the Money Options and Share Units a certified check payable to such holder in the amounts contemplated to be paid in cash pursuant to Section 4.3(f). In addition, as soon as reasonably practicable after the Effective Time, but in no event later than five business days thereafter, the Paying Agent shall mail to each participant in the Share Unit Plan whose Share Unit Account is in installment payment status a certified check payable to such participant in the amount contemplated to be paid in cash pursuant to Section 4.3(f)(ii)(B).
          (f) Closing of Transfer Records. After the Effective Time, transfers of Common Shares, Preferred Shares, Common Units and Preferred Units outstanding prior to the Effective Time shall not be made on the stock transfer books of the Surviving Corporation or the Surviving Partnership. After the REIT Effective Time, certificates evidencing Common Shares and Series 2002-A Preferred Shares that are presented to the Paying Agent shall be canceled and exchanged for the consideration provided for in Section 2.9(b) and 2.9(c) in accordance with the procedures set forth in this Article II.
          (g) Unclaimed Amounts. Parent may cause the Paying Agent to return any amounts deposited by Parent with the Paying Agent remaining unclaimed 365 days after the Effective Time, and thereafter each remaining holder of Common Shares or Series 2002-A Preferred Shares or Limited Partner shall look only to Parent as a general creditor thereof with respect to consideration to which such holder or Limited Partner is entitled upon surrender of such Person’s Common Shares, Preferred Shares or Common Units. Notwithstanding the foregoing, neither the Paying Agent nor any Party shall be liable to a holder of one or more certificates for Common Shares or Series 2002-A Preferred Shares or a Limited Partner for any

amount properly paid and required to be paid to a public official pursuant to any abandoned property, escheat or similar law.
          (h) Dissenting Shareholders. (i) Notwithstanding anything in this Agreement to the contrary, to the extent required by the OGCL, Common Shares which are issued and outstanding immediately prior to the REIT Effective Time and which are held by any Common Shareholder who shall not have voted in favor of this Agreement and the REIT Merger at the Special Meeting and who files with the Company within ten days after such vote at the Special Meeting a written demand to be paid the fair cash value for such Common Shares in accordance with Sections 1701.84 and 1701.85 of the OGCL shall not be converted into the right to receive cash as provided in Section 2.7(b) unless and until such Common Shareholder fails to demand payment properly or otherwise loses such Common Shareholder’s dissenters’ rights, if any, under the OGCL. If such Common Shareholder shall have failed to perfect or loses any such dissenters’ rights, that Common Shareholder’s Common Shares shall thereupon be deemed to have been converted as of the REIT Effective Time into only the right to receive at the REIT Effective Time the cash provided for in Section 2.7(b), without interest. From and after the REIT Effective Time, no Common Shareholder who has asserted dissenters’ rights as provided in Sections 1701.84 and 1701.85 of the OGCL shall be entitled to vote the Common Shares as to which dissenters’ rights have been asserted for any purpose or to receive payment of dividends or other distributions with respect to such Common Shares. The Company shall notify Parent of each Common Shareholder who asserts dissenters’ rights. Prior to the REIT Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any dissenters’ rights asserted under Section 1701.85 of the OGCL.
               (ii) No holder of any Series 2002-A Preferred Shares or units in the Partnership is entitled under applicable law, the Company Articles or the Partnership Agreement to appraisal, dissenters or other similar rights as a result of the OP Merger.
     2.10 The Closing; Effective Time. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Baker & Hostetler LLP, 3200 National City Center, Cleveland, Ohio, commencing at 10:00 a.m., Cleveland time, on a date (the “Closing Date”) which shall be the first business day after the satisfaction or waiver of all of the conditions set forth in Article V (other than those conditions that by their nature are to be fulfilled at Closing, but subject to the satisfaction or waiver of such conditions). At the Closing, (a) the Company and the Partnership shall deliver to Parent, REIT Merger Sub, OP Holdco and OP Merger Sub the various agreements, certificates and documents to be delivered pursuant to Section 5.3, (b) Parent, REIT Merger Sub, OP Holdco and OP Merger Sub shall deliver to the Company and the Partnership the various agreements, certificates, documents and consideration to be delivered pursuant to Section 5.2, (c) OP Merger Sub and the Partnership shall execute and file the OP Merger Certificate, in accordance with, and shall make all other filings or recordings and take all such other action required with respect to the OP Merger, under the OLPL and (d) immediately after the OP Effective Time or as soon thereafter as practicable, REIT Merger Sub and the Company shall execute and file the REIT Merger Certificate, in accordance with, and shall make all other filings or recordings and take all such other action required with respect to the REIT Merger under, the OGCL. The OP Merger shall become effective when the OP Merger Certificate has been accepted for filing by the office of the Secretary of State of Ohio or at such other subsequent date or time as Parent and the Company may agree in writing and specify in the OP Merger Certificate in accordance with the OLPL. The REIT Merger shall become effective when the REIT Merger Certificate shall have been accepted for filing by the Secretary of State of Ohio or at such other subsequent date or time as Parent and the Company may agree in writing and specify in the REIT Merger Certificate in accordance with the OGCL; provided such time is after the OP Effective Time. The time at which the OP Merger becomes effective is referred to as the “OP Effective Time.” The time at which the REIT Merger becomes effective is referred to as the “REIT Effective Time.” The time at which both the OP Merger and the REIT Merger become effective is the “Effective Time.”
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PARTIES
     3.1 Representations and Warranties of the Company. Except as disclosed in the Disclosure Schedule delivered by the Company to Parent on or prior to the date of this Agreement (the “Disclosure Schedule”) or as otherwise expressly contemplated by this Agreement, the Company represents and warrants to Parent, REIT Merger Sub, OP Holdco and OP Merger Sub as follows as of the date of this Agreement.
          (a) Company Authority. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Shareholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.
          (b) Partnership Authority. The Partnership has all requisite limited partnership power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary limited partnership action on the part of the Partnership. This Agreement has been duly executed and delivered by the Partnership and constitutes a valid and binding obligation of the Partnership enforceable against the Partnership in accordance with its terms.
          (c) Organization of the Company and its Subsidiaries. Each of the Company and its Subsidiaries, including the Partnership, is a corporation, limited partnership or limited liability company validly existing and in good standing under the laws of the jurisdiction in which it is organized. Each of the Company and its Subsidiaries, including the Partnership, is duly authorized to conduct its business and is in good standing under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification, except where the lack of such qualification would not reasonably be expected to have a Material Adverse Effect. Each of the Company and its Subsidiaries, including the Partnership, has full corporate, limited partnership or limited liability company power and authority to carry on the business in which it is engaged. Each of the Company and its Subsidiaries has at all times complied with, and is not in default under or in violation of, any provision of its charter, by-laws or other organizational documents, except as would not have a Material Adverse Effect.
          (d) Subsidiaries. The Disclosure Schedule sets forth the names and jurisdictions of organization of all of the Subsidiaries of the Company (other than the Partnership). All outstanding shares of stock of each such Subsidiary that is a corporation have been duly authorized, are validly issued, fully paid and nonassessable and free of preemptive rights, are owned by the Company or a Subsidiary of the Company and are so owned free and clear of all Liens. All equity interests in each such Subsidiary of the Company that is a limited partnership or limited liability company have been duly authorized, are validly issued and are owned by the Company or a Subsidiary of the Company and are so owned free and clear of all Liens. Any capital contribution required to be made with respect to such equity interests has been made. Except as set forth in Section 3.1(d) of the Disclosure Schedule with respect to investments in the Subsidiaries, neither the Company nor the Partnership has any direct or indirect interest in any material debt or any material equity of any other Person.
          (e) Capitalization of the Company. The authorized capital stock of the Company consists of (i) 40,000,000 Common Shares, (ii) 5,000,000 Class A Cumulative Preferred Shares, without par value, of which (A) 75,000 shares have been designated “Class A Cumulative Preferred Shares, Series 1999-A” and (B) 300,000 shares have been designated “10 1/2% Class A Cumulative Preferred Shares, Series 2002-A” (the “Series 2002-A Preferred Shares”) and (iii) 5,000,000 Class A Noncumulative Preferred Shares, without par value, of which 500,000 shares have been designated “Class A Series 1999-A Noncumulative Preferred Shares” (the “Noncumulative Preferred Shares”). The Noncumulative Preferred Shares are issuable in connection with the rights to purchase Class A Series 1999-A Noncumulative Preferred Shares (the “Company Rights”) that were issued pursuant to the Shareholder Rights Agreement, dated as of May 25, 1999, between the Company and National City Bank, as amended by the Amendment to Shareholder Rights Agreement, dated as of December 31, 2001 (the “Rights Agreement”). At the close of business on May 11, 2006: (i) 17,968,667 Common Shares were outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights; (ii) there were 168,685 Treasury Shares; (iii) options to acquire 824,139 Common Shares (the “Incentive Options”) from the Company pursuant to the Long-Term Incentive Plan were issued and outstanding; (iv) no Class A Cumulative Preferred Shares, Series 1999-A were issued and outstanding; (v) 181,000 Series 2002-A Preferred Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights; and (vi) 500,000 Noncumulative Preferred Shares were reserved for issuance in connection with the Company Rights. Except for Common Shares issuable upon the exercise of the Incentive Options or as set forth on Section 3.1(e) of the Disclosure Schedule, at the close of business on May 11, 2006, no Common Shares or other voting securities of the Company were issued, reserved for issuance or outstanding. There are not any bonds, debentures, notes or other indebtedness of the Company or its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of equity interests must vote. Except for the Incentive Options or as set forth on Section 3.1(e) of the Disclosure Schedule, there are no options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (collectively, “Options”) to which the Company or any of its Subsidiaries is a party or by which any of them is bound relating to the issued or unissued shares or other equity interests of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, transfer, grant or sell any shares or other equity interests in, or securities convertible into or exchangeable for any shares or other equity interests in, the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such Options. All Common Shares that are subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as provided in the Partnership Agreement, there are not any outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares or other equity interests of the Company or any of its Subsidiaries, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Person other than a Subsidiary of the Company. Except for the Share Unit Accounts, there are no outstanding stock appreciation, phantom stock or similar rights with respect to the Company or its Subsidiaries. All dividends and distributions on securities of the Company or its Subsidiaries that have been declared or authorized prior to the date of this Agreement have been paid in full.
          (f) Capitalization of the Partnership. The authorized equity interests of the Partnership consist of Common Units, Preferred Units and Series 1999-A Preferred Partnership Units. As of May 11, 2006, 18,686,923 Common Units and 181,000 Preferred Units are duly authorized and validly issued and any capital contribution required to be made by the holders thereof has been made. As of such date, no Series 1999-A Preferred Partnership Units were issued and outstanding. As of such date, 15,968,667 Common Units and all of the Preferred Units were owned by the Company. The remaining Common Units were owned of record as set forth in Section 3.1(f) of the Disclosure Schedule. All distributions on the Common Units or Preferred Units that have been declared or authorized prior to the date of this Agreement have been paid in full.
          (g) Filings With the SEC.
               (i) The Company has filed with the SEC all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2003 through the date hereof under the Exchange Act or the Securities Act (such documents required to be filed by the Company since January 1, 2005, as supplemented and amended since the time of filing, collectively, the “SEC Documents”). Each SEC Document at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. The consolidated financial statements of the Company and its Subsidiaries included in the Company’s SEC Documents at the time filed complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved

(except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC), and fairly present (subject in the case of unaudited statements to normal year-end audit adjustments) the consolidated financial position of the Company and its Subsidiaries as of the indicated dates and the consolidated results of their operations and cash flows for the indicated periods. Since December 31, 2005, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”), except as disclosed in the notes to such Company financial statements. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the SEC Documents.
               (ii) The Company has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. No officer or director of the Company is currently indebted to the Company or the Partnership.
               (iii) The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to it and its consolidated Subsidiaries is made known to its principal executive officer and principal financial officer by others within those entities.
               (iv) The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP (within the meaning of such terms under the Sarbanes-Oxley Act). The Company has disclosed, based on its most recent evaluation to its respective auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting. The Company has delivered to Parent any such disclosures (i) prior to the date of this Agreement or (ii) with respect to evaluations after the date of this Agreement, promptly following the disclosures to the applicable auditors and audit committee.
               (v) The Company has previously provided or made available to Parent a complete and correct copy of any actual or proposed amendments or modifications to any SEC Documents (including any exhibits to any SEC Documents) which have not yet been filed with the SEC.

          (h) No Material Adverse Change. Except as disclosed in the SEC Documents filed prior to the date of this Agreement, since December 31, 2005, there has been no change which has had or could reasonably be expected to have a Material Adverse Effect.
          (i) Absence of Undisclosed Liabilities. None of the Company, the Partnership or their respective Subsidiaries has as of December 31, 2005 or has incurred since that date any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (a) liabilities, obligations or contingencies (i) which are accrued or reserved against in the financial statements of the Company included in the applicable SEC Document or reflected in the notes thereto or (ii) which were incurred after December 31, 2005 in the Ordinary Course of Business, (b) liabilities, obligations or contingencies which have been discharged or paid in full prior to the date hereof in the Ordinary Course of Business, (c) liabilities, obligations and contingencies which are of a nature or amount not required to be reflected in the consolidated financial statements of the Company and its Subsidiaries prepared in accordance with GAAP consistently applied and (d) as would not have a Material Adverse Effect.
          (j) No Conflicts. The execution and delivery of this Agreement do not, and the consummation by the Company and the Partnership of the transactions contemplated hereby will not, violate, result in a default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation under (i) any provision of the Company Articles, the Company Regulations or the Partnership Agreement, or (ii) any Material Contract, other than any such defaults, terminations, cancellations or accelerations which individually or in the aggregate would not have a Material Adverse Effect, or (iii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to the Company, the Partnership or their respective Subsidiaries or any of their respective properties or assets, other than any such defaults, terminations, cancellations or accelerations which individually or in the aggregate would not have a Material Adverse Effect. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality (a “Governmental Entity”) or other Person is required by or with respect to the Company or the Partnership in connection with the execution and delivery of this Agreement or the consummation by the Company and the Partnership of the transactions contemplated hereby, except for (i) the filing by the Company with the SEC of the Proxy Statement, (ii) the filing by the Company of the REIT Merger Certificate with the Secretary of State of Ohio and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iii) the giving of notice by the Company in accordance with Section 1701.78 of the OGCL, (iv) the Company Shareholder Approval, (v) the filing by the Partnership of the OP Merger Certificate with the Secretary of State of Ohio and appropriate documents with the relevant authorities of other states in which the Partnership is qualified to do business and (vi) any such consent, approval, order, authorization, registration, declaration or filing that the failure to obtain or make would not have a Material Adverse Effect.
          (k) Litigation. There are no actions, suits, proceedings, orders, investigations or claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries (or any of the directors or officers of the Company or any of its Subsidiaries with respect to the Company or any of its Subsidiaries) at law or in equity or before or by any Governmental Entity which are reasonably likely to have a Material Adverse Effect, nor is there any injunction, rule or order of any Governmental Entity or arbitrator outstanding specifically applicable to the Company or any of its Subsidiaries that has had or would reasonably be expected to have any such effect.
          (l) Material Contracts. The Disclosure Schedule lists all Material Contracts. Each Material Contract is valid, binding and enforceable and in full force and effect with respect to the Company and its Subsidiaries and, to the Knowledge of the Company, each other party thereto, except where such failure to be so valid, binding and enforceable and in full force and effect would not have a Material Adverse Effect. To the Knowledge of the Company, there are no defaults under any Material Contracts, except those defaults that would not have a Material Adverse Effect. True, correct and complete copies of all Material Contracts have been delivered or made available to Parent.
          (m) Employee Benefits. The Disclosure Schedule lists all material employee benefit plans that each of the Company and its Subsidiaries currently maintains or contributes to, is required to contribute to, or with respect to which the Company and its Subsidiaries are liable, for the benefit of any current or former employee of the Company or its Subsidiaries (collectively, the “Employee Benefit Plans”).
               (i) Except as would not have a Material Adverse Effect, each Employee Benefit Plan complies in form and in operation with all laws, rules and regulations applicable thereto, including ERISA and the Code.
               (ii) Except as would not have a Material Adverse Effect, all contributions which are due have been paid to each Employee Benefit Plan and all payments required to be made under each Employee Benefit Plan have been made.
               (iii) There are no pending or, to the Knowledge of the Company, threatened claims that are reasonably likely to have a Material Adverse Effect by or on behalf of any of the Employee Benefit Plans by any individual covered under any Employee Benefit Plan or otherwise involving any Employee Benefit Plan (other than routine claims for benefits).
               (iv) Neither the Company nor any Subsidiary of the Company maintains or contributes to (A) any plan or arrangement that is subject to Title IV of ERISA or Section 412 of the Code, or (B) any plan or arrangement that is a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA.
               (v) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any material payment (including, severance or “excess parachute payment” (within the meaning of Section 280G of the Code)) becoming due to any director or employee of the Company or any of its Subsidiaries under any Employee Benefit Plan, (ii) materially increase any benefits otherwise payable under any Employee Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits. For purposes of this paragraph (c) only, “material” shall mean in excess of the aggregate amount of $100,000.
               (vi) The Company and its Subsidiaries are not a party to or bound by any employment, consulting, termination, severance or similar agreement (other than any immaterial agreements) with any individual officer, director or employee of the Company or any of its Subsidiaries or any agreement pursuant to which any such Person is entitled to receive any benefits upon the occurrence of a change in control of the Company.
          (n) Taxes.
               (i) (A) Each of the Company and its Subsidiaries has timely filed all Tax Returns required to be filed by it (after giving effect to any filing extension properly granted by a Governmental Entity having authority to do so or otherwise permitted by applicable law), except for such failures to file that would not have a Material Adverse Effect, (B) each such Tax Return was, at the time filed, true, correct and complete, except for such failures to be true, correct and complete that would not have a Material Adverse Effect and (C) each of the Company and its Subsidiaries has paid (or the Company has paid on behalf of such Subsidiary), within the time and in the manner prescribed by applicable law, all Taxes that are shown to be due and payable as reflected on such Tax Returns, except where the failure to pay would not have a Material Adverse Effect. The most recent consolidated financial statements contained in the SEC Documents filed with the SEC prior to the date of this Agreement reflect adequate accrued liabilities for all Taxes due and payable by the Company and its Subsidiaries as a group for all taxable periods and portions thereof through the date of such financial statements, except where the failure to establish adequate accrued liabilities would not have a Material Adverse Effect. To the Knowledge of the Company, the Company and its Subsidiaries (as a group) have established on their books and records reserves or accrued liabilities or expenses that are adequate for the payment of all Taxes for which the Company or any of its Subsidiaries is liable but are not yet due and payable, except where the failure to establish adequate reserves or accrued liabilities or expenses would not have a Material Adverse Effect. Except as would not have a Material Adverse Effect, since the date of the most recent audited consolidated financial statements included in the SEC Documents, the Company has incurred no liability for any Taxes under Sections 857(b), 860(c) or 4981 of the Code or IRS Notice 88-19 or Treasury Regulation Sections 1.337(d)-5T, 1.337(d)-6 and 1.337(d)-7 including any Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code. Except for deficiencies or Taxes that would not have a Material Adverse Effect, no deficiencies for Taxes have been asserted or assessed in writing by a Governmental Entity against the Company or any of its Subsidiaries which have not been paid or remain pending, including claims by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns, and no requests for waivers of the time to assess any Taxes have been granted and remain in effect or are pending.

               (ii) The Company (A) for each taxable year of the Company’s existence through its taxable year ended December 31, 2005, has been subject to taxation as a real estate investment trust (a “REIT”) within the meaning of the Code and has satisfied the requirements to qualify as a REIT for such years, (B) has operated consistent with the requirements for qualification and taxation as a REIT for the period from December 31, 2005 through the date hereof, and (C) has not taken any action or omitted to take any action which would reasonably be expected to result in a successful challenge by the Internal Revenue Service to its status as a REIT, and no such challenge is pending or, to the Knowledge of the Company, threatened. The Company does not own any assets that would cause it not to satisfy the asset test set forth in Section 856(c)(4) of the Code. Each Subsidiary of the Company which files Tax Returns as a partnership for federal income tax purposes has since its inception or acquisition by the Company been classified for federal income tax purposes as a partnership and not as an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for federal income tax purposes under Section 7704(a) of the Code. Neither the Company nor the Partnership holds any asset (x) the disposition of which would be subject to rules similar to Section 1374 of the Code as announced in IRS Notice 88-19 or Treasury Regulation Section 1.337(d)-5t, 1.337(d)-6 and 1.337(d)-7 or (y) that is subject to a consent filed pursuant to Section 341(f) of the Code.
               (iii) As of the date of this Agreement, the Company does not have any earnings and profits attributable to the Company or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.
               (iv) All Taxes which the Company or its Subsidiaries are required by law to withhold in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and sales, gross receipts and use taxes, have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Entities or are held in separate bank accounts for such purpose, except where such failure to withhold or collect or pay over would not have a Material Adverse Effect. There are no material Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of the Company or any of its Subsidiaries.
               (v) There are no audits pending regarding federal income Tax Returns of the Company and each of its Subsidiaries consolidated in such Tax Returns.
               (vi) Neither the Company nor any of its Subsidiaries is a party to any Tax Protection Agreement or Tax Sharing Agreement.
               (vii) Except as would not have a Material Adverse Effect, the Company does not have any liability for the Taxes of any Person other than the Company and its Subsidiaries, and none of its Subsidiaries have any liability for the Taxes of any Person other than the Company and its Subsidiaries (A) under

Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (B) as a transferee or successor or (C) by contract.
               (viii) Neither the Company nor any of its Subsidiaries made any payments, is obligated to make any payments, or is a party to an agreement that could obligate it to make any payments that will not be deductible under Section 162(m) of the Code.
               (ix) Neither the Company nor any of its Subsidiaries has applied for, received or has pending a Tax Ruling or commenced negotiations or entered into a Closing Agreement with any taxing authority. As defined herein, “Tax Ruling” means a written ruling of a taxing Governmental Entity relating to Taxes, and “Closing Agreement” means a written and legally binding agreement with a taxing authority relating to Taxes.
               (x) For taxable years beginning after December 31, 2000, a timely taxable REIT subsidiary election was made for all corporations where the Company owned, directly or indirectly, greater than ten percent of the total voting power or value of the outstanding securities of such issuer (other than securities of a qualified REIT subsidiary or securities the ownership of which did not violate Section 856(c)(4)(B) of the Code). Without limiting any of the other representations in this Agreement, to the extent the Company owns any stock, directly or indirectly, in a taxable REIT subsidiary, as defined in Section 856(l) of the Code:
                    (A) The taxable REIT subsidiary has complied in all material respects with the requirements in Section 856(l)(3) and (4) of the Code, relating to (a) restrictions on operating or managing a lodging facility or healthcare facility, and (b) restrictions on providing to any Person rights to a brand name under which any lodging facility or healthcare facility is operated.
                    (B) With respect to any amounts treated by the Company as qualified rents from real property for purposes of Section 856(c) of the Code, and which were received from a taxable REIT subsidiary of the Company for the lease of a qualified lodging facility as defined in Section 856(d)(9)(D) of the Code, such lodging facility has been operated at all times on behalf of the taxable REIT subsidiary by a Person who qualified as an eligible independent contractor within the meaning of Section 856(d)(8) and 856(d)(9) of the Code, and whose agreements and relations with each of the Company and the taxable REIT subsidiary have been at all times negotiated and maintained on an arm’s length basis.
               (xi) On the date hereof, the amount of the basis for federal income Tax purposes of the Partnership in the Company Properties set forth in Section 3.1(n) of the Disclosure Schedule is not less than 85% of the amount set forth in such section of the Disclosure Schedule in the aggregate and for any individual Company Property.

          (o) Compliance with Laws. Each of the Company and its Subsidiaries is in compliance with all applicable laws, regulations, orders, judgments and decrees, except where such noncompliance would not have a Material Adverse Effect. The Company and its Subsidiaries hold all permits, licenses, certificates, registrations, variances, exemptions, orders, franchises and approvals of, from and with all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Company Permits”), except where the failure so to hold, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of each of the Company Permits, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. This Section 3.1(o) shall not apply to ERISA, Taxes or compliance with Environmental Laws, which are the subject of Sections 3.1(m), 3.1(n) and 3.1(p), respectively. In addition, the Company makes no representation or warranty in this Section 3.1(o) with respect to compliance with the Americans with Disabilities Act or any rule or regulation issued by a Governmental Entity pursuant thereto.
          (p) Environmental, Health and Safety Matters. Except as would not have a Material Adverse Effect:
(i) to the Knowledge of the Company, neither the Company nor any Subsidiary of the Company nor any other Person has caused or permitted the presence during its ownership or tenancy of any Hazardous Materials (including the presence of structural mold or asbestos) at, on or under any hotel or other property owned or leased by the Company, the Partnership or any of their respective Subsidiaries (each, a “Company Property”) in violation of Environmental Laws;
(ii) to the Knowledge of the Company, there have been no releases of Hazardous Materials at, on, under or from any of the Company Properties in violation of Environmental Laws during the period of the Company’s or any Subsidiary’s ownership or tenancy and neither the Company nor any Subsidiary of the Company nor, to the Knowledge of the Company, any other Person, has received any notice of alleged, actual or potential responsibility for, or any inquiry or investigation regarding, any such releases or threatened releases of Hazardous Materials, nor, to the Knowledge of the Company, is there any information which might form the basis of any such notice or any claim;
(iii) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws;
(iv) to the Knowledge of the Company, neither the Company nor any Subsidiary of the Company nor any other Person, has transported or arranged for the transport of Hazardous Materials from the Company Properties in violation of Environmental Laws;

(v) the Company and its Subsidiaries have been duly issued, and currently have and will maintain through the Closing Date, all environmental permits necessary to operate their businesses as currently operated;
(vi) there is no suit, action, investigation or proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Subsidiary of the Company directly relating to or involving their respective businesses, any of their respective Assets or any of the directors, officers, employees or agents thereof who may be subject to indemnification by the Company or any Subsidiary of the Company relating to any Environmental Law; and
(vii) the Company has delivered to Parent correct and, in all material respects, complete copies of all environmental assessments commissioned by the Company, the Partnership or any of there respective Subsidiaries with respect to any Company Property.
(viii) As used herein, “Environmental Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction, requirement or binding agreement of or with any governmental entity relating to (x) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety, or (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of hazardous substances or wastes, in each case as amended and as in effect at the Effective Time. The term “Environmental Law” includes the Federal Comprehensive Environmental Response Compensation, and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal Act and the Federal Toxic Substances Control Act, and the Federal Insecticide, Fungicide and Rodenticide Act, each as amended and as in effect at the Effective Time.

(ix) As used herein, “Hazardous Materials” means any substance presently regulated as hazardous, toxic or radioactive under any Environmental Law including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, or asbestos-containing material, urea formaldehyde foam insulation, lead-based paint or polychlorinated biphenyls.
          (q) Title to Assets. Each of the Company, the Partnership and each of their respective Subsidiaries has good and valid title in fee simple to all its owned real property, good title to all of its other properties and a valid leasehold or subleasehold interest in each of its respective leasehold interests, as reflected in the most recent balance sheet included in the SEC Documents, except for properties and assets that have been disposed of in the Ordinary Course of Business since the date of such balance sheet, free and clear of all Liens, except (i) Liens for current taxes, payments of which are not yet delinquent or are being disputed in good faith; (ii) such Liens, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby, or otherwise materially impair the Company’s business operations (in the manner presently carried on by the Company), including, without limitation, inchoate mechanics’ and materialmen’s Liens related to construction; (iii) all matters of record, including instruments and agreements of record; and (iv) all matters disclosed in zoning reports and title commitments made available to Parent prior to the date of this Agreement. All leases under which the Company, the Partnership or any of their respective Subsidiaries leases any real or personal property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event which with notice or lapse of time or both would become a default other than failures to be valid and effective and defaults under such leases which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. To the Knowledge of the Company, none of the Company, the Partnership nor any of their respective Subsidiaries has received any notice to the effect that any condemnation event or involuntary rezoning proceedings are pending or threatened with respect to any of the Company Properties which, individually or in the aggregate, have resulted in, or would reasonably be expected to result in, a Material Adverse Effect. The Disclosure Schedule lists each parcel of real property currently or formerly owned by the Company, the Partnership and each of their respective Subsidiaries at any time during the twenty-four months preceding the date of this Agreement and each parcel of real property currently leased or subleased by the Company, the Partnership or any of their respective Subsidiaries.
          (r) Labor Matters. Neither the Company, the Partnership nor any of their respective Subsidiaries are a party to or bound by, and no employees at a Company Property are a party to or bound by, any collective bargaining agreement, and there are no labor unions or other organizations representing any employees employed by the Company, the Partnership nor any of their respective Subsidiaries or at any Company Property. Since January 1, 2004, there has not occurred any strike and, to the Knowledge of the Company, there has not been threatened in writing any strike, slowdown, picketing, work stoppage or other similar labor activity with respect to any employees of the Company, the Partnership nor any of their respective Subsidiaries or at any Company Property, except as would not have a Material

Adverse Effect. Except for such matters that would not have a Material Adverse Effect, there are no labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending or, to the Knowledge of the Company, threatened in writing with respect to any employee of the Company, the Partnership or their respective Subsidiaries or at any Company Property.
          (s) Intellectual Property. Neither the Company, the Partnership nor any of their respective Subsidiaries (i) owns any material registered trademarks, patents or copyrights, (ii) has any pending applications, registrations or recordings for any material trademarks, patents or copyrights or (iii) is a party to any material licenses, contracts or agreements with respect to use by the Company or its Subsidiaries of any trademarks or patents. To the Knowledge of the Company, none of the Company, the Partnership nor any of their respective Subsidiaries has misappropriated or is infringing upon the intellectual property of others.
          (t) Transactions with Affiliates. There are no material arrangements, agreements or contracts entered into by the Company or any of its Subsidiaries, on the one hand, and any Person who is a current officer, director or Affiliate of the Company or any of its Subsidiaries, any relative of the foregoing or a Person of which any of the foregoing is an Affiliate, on the other hand, and which are in effect.
          (u) Vote Required. The affirmative vote of the holders of a majority of the outstanding Common Shares in favor of the adoption of this Agreement (the “Company Shareholder Approval”) is the only vote of the holders of any class or series of beneficial interest of the Company or any of its Subsidiaries required by applicable law (including the OGCL), the Company Articles or the Company Regulations to duly effect such approval. The approval of the Agreement by the General Partner of the Partnership, which has already been obtained, is the only approval of the partners of the Partnership required by applicable law (including the OLPL) or the Partnership Agreement to duly effect such approval.
          (v) Rights Agreement. The Company has taken all necessary action to (i) render the Company Rights inapplicable to the REIT Merger and the other transactions contemplated by this Agreement and (ii) ensure that (A) neither Parent nor any of its Affiliates is or becomes an Acquiring Person (as defined in the Rights Agreement), (B) no Distribution Date shall occur as a result of the announcement of or execution of this Agreement or any of the transactions contemplated hereby, and (C) the Company Rights shall expire immediately prior to the REIT Effective Time without any payment being made in respect thereof.
          (w) State Takeover Statutes. Each of the Company and the Partnership has taken all action necessary to exempt the transactions contemplated by this Agreement from the operation of any “fair price,” “moratorium,” “control share acquisition” or any other anti-takeover statute or law.
          (x) Information Supplied. None of the information supplied or to be supplied by the Company, the Partnership or any of their respective Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the date the Proxy Statement is first mailed to the Common Shareholders and Preferred Shareholders or at the time of the Special

Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and any and all other documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated hereby will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based solely on information supplied by Parent, REIT Merger Sub, OP Holdco or OP Merger Sub expressly for inclusion or incorporation by reference in the Proxy Statement.
          (y) Brokers’ Fees. With the exception of UBS, neither the Company, the Partnership nor any of their respective Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.
          (z) Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of UBS, the Company’s financial advisor, to the effect that, as of the date of such opinion and based upon and subject to the matters set forth in such opinion, the Consideration (as such term is defined in such opinion) is fair, from a financial point of view, to the holders of Common Shares (other than holders of Common Shares who are proposing to acquire, or are affiliates of entities proposing to acquire, any of the Excluded Properties and their respective affiliates).
          (aa) Insurance. The Disclosure Schedule identifies all insurance policies maintained by the Company or any of its Subsidiaries as of the date of this Agreement. There is no claim by the Company, the Partnership or any of their respective Subsidiaries under any such insurance policies which (x) have been denied or disputed or covered under reservation of rights by the insurer; and (y) would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. All such insurance policies are in full force and effect; all premiums due and payable thereunder have been paid in full; and no notice of cancellation, non-renewal or termination has been received by the Company or its Subsidiaries with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation or termination.
     3.2 Representations and Warranties of Parent, REIT Merger Sub, OP Holdco and OP Merger Sub. Parent, REIT Merger Sub, OP Holdco and OP Merger Sub jointly and severally represent and warrant to the Company and the Partnership as follows as of the date of this Agreement.
          (a) Organization. Each of Parent, REIT Merger Sub, OP Holdco and OP Merger Sub is a corporation or limited liability company validly existing and in good standing under the laws of the jurisdiction in which it was organized. Each of Parent, REIT Merger Sub, OP Holdco and OP Merger Sub is duly authorized to conduct its business and is in good standing under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification, except where the lack of such qualification would not have a material adverse effect on the ability of Parent, REIT Merger Sub,

OP Holdco or OP Merger Sub to consummate the transactions contemplated hereby. Each of Parent, REIT Merger Sub, OP Holdco and OP Merger Sub has full corporate or limited liability company power and authority and all licenses, permits and authorizations necessary to carry on the business in which it is engaged and to own and use the properties owned and used by it except where the failure to have such licenses, permits and authorizations would not have a material adverse effect on the ability of Parent, REIT Merger Sub, OP Holdco or OP Merger Sub to consummate the transactions contemplated hereby.
          (b) Authority. Each of Parent, REIT Merger Sub, OP Holdco and OP Merger Sub has all requisite corporate or limited liability company power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate or limited liability company action on the part of Parent, REIT Merger Sub, OP Holdco and OP Merger Sub. This Agreement has been duly executed and delivered by Parent, REIT Merger Sub, OP Holdco and OP Merger Sub and constitutes a valid and binding obligation of Parent, REIT Merger Sub, OP Holdco and OP Merger Sub, enforceable against each in accordance with its terms.
          (c) No Conflicts. The execution and delivery of this Agreement do not, and the consummation by Parent, REIT Merger Sub, OP Holdco and OP Merger Sub of the transactions contemplated hereby in accordance with the terms of this Agreement will not, result in a default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation under, (i) any provision of the articles of incorporation or code of regulations or analogous governing documents of Parent, REIT Merger Sub, OP Holdco or OP Merger Sub or (ii) any material agreement, indenture, instrument, order, judgment or decree applicable to Parent, REIT Merger Sub, OP Holdco or OP Merger Sub or their respective properties or assets, other than any such violations, defaults, terminations, cancellations or accelerations which individually or in the aggregate would not have a material adverse effect on the ability of Parent, REIT Merger Sub, OP Holdco or OP Merger Sub to consummate the transactions contemplated hereby. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Parent, REIT Merger Sub, OP Holdco or OP Merger Sub in connection with the execution and delivery of this Agreement or the consummation by Parent, REIT Merger Sub, OP Holdco or OP Merger Sub of the transactions contemplated hereby, except for (i) the filing by REIT Merger Sub of the REIT Merger Certificate with the Secretary of State of Ohio and appropriate documents with the relevant authorities of other states in which REIT Merger Sub is qualified to do business, (ii) the filing by OP Merger Sub of the OP Merger Certificate with the Secretary of State of Ohio and appropriate documents with the relevant authorities of other states in which OP Merger Sub is qualified to do business and (iii) any such consent, approval, order, authorization, registration, declaration or filing that the failure to obtain or make would not have a material adverse effect on the ability of Parent, REIT Merger Sub, OP Holdco or OP Merger Sub to consummate the transactions contemplated hereby.
          (d) Transaction Financing. Parent, REIT Merger Sub, OP Holdco and OP Merger Sub have delivered to the Company a fully executed (i) commitment letter from Citigroup Global Markets Realty Corp., dated May 12, 2006, providing the detailed terms and conditions upon which Citigroup Global Markets Realty Corp. has committed to provide the entire debt portion of the financing required to consummate the transactions contemplated by this Agreement (the “Commitment Letter” and the financing, the “Debt Financing”) and (ii) Guaranty, pursuant to which the Guarantor has agreed to make capital calls to its partners to provide the entire equity portion of the financing required to consummate the transactions contemplated by this Agreement and to guarantee Parent’s obligations under this Agreement up to $135,000,000. The Guaranty is valid and in full force and effect, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Guarantor under the Guaranty.
          (e) Solvency. Immediately after giving effect to the transactions contemplated by this Agreement and the closing of any financing to be obtained by Parent, REIT Merger Sub, OP Holdco or OP Merger Sub in order to effect the transactions contemplated by this Agreement, each of Parent, REIT Merger Sub, the Surviving Corporation, OP Holdco, OP Merger Sub and the Surviving Partnership will be able to pay its debts as they become due and will own property having a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the transactions contemplated by this Agreement and the closing of any financing to be obtained by Parent, REIT Merger Sub, OP Holdco or OP Merger Sub in order to effect the transactions contemplated by this Agreement, each of Parent, REIT Merger Sub, the Surviving Corporation, OP Holdco, OP Merger Sub and the Surviving Partnership will have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement and the closing of any financing to be obtained by Parent, REIT Merger Sub, OP Holdco or OP Merger Sub in order to effect the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, REIT Merger Sub, the Surviving Corporation, OP Merger Sub, OP Holdco or the Surviving Partnership.
          (f) Litigation. There are no actions, suits, proceedings, orders, investigations or claims pending or, to the knowledge of Parent, REIT Merger Sub, OP Holdco or OP Merger Sub, threatened against Parent, REIT Merger Sub, OP Holdco or OP Merger Sub at law or in equity, or before or by any Governmental Entity which could reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.
          (g) Brokers’ Fees. Neither Parent nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Company or its Subsidiaries could become liable or obligated. Parent has retained only RBC Capital Markets Corporation to advise Parent in connection with the transactions contemplated hereby.
          (h) Information to be Disclosed. None of the information supplied or to be supplied by Parent, REIT Merger Sub, OP Holdco or OP Merger Sub expressly for inclusion or incorporation by reference in the Proxy Statement will, at the date the Proxy Statement is first mailed to the Common Shareholders and Preferred Shareholders or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE IV
COVENANTS OF THE PARTIES
     The Parties agree as follows with respect to the period from and after the execution of this Agreement.
     4.1 Mutual Covenants.
          (a) General. Each of the Parties shall use all reasonable efforts to take all action and to do all things necessary, proper or advisable to consummate and make effective as soon as practicable the transactions contemplated by this Agreement (including satisfying the conditions precedent to the Mergers).
          (b) Governmental Matters. Each of the Parties shall take any additional action that may be necessary, proper or advisable in connection with any notices to, filings with, and authorizations, consents and approvals of Governmental Entities that it may be required to give, make or obtain.
          (c) Proxy Statement. The Company shall (i) as promptly as practicable prepare and file with the SEC, after providing Parent with a reasonable opportunity to review and comment thereon, (ii) have cleared by the SEC and (iii) mail to its Common Shareholders and Preferred Shareholders a proxy statement and to its Common Shareholders a form of proxy with respect to the Special Meeting in connection with the REIT Merger (such proxy statement and the form of proxy, including all amendments, supplements, or modifications thereto, is herein referred to as the “Proxy Statement”). The Proxy Statement shall comply in all material respects with the Exchange Act and shall include all information and statements which any Party shall reasonably believe to be necessary for inclusion therein. The Company agrees that none of the information concerning or related to the Company or any of its Subsidiaries or any of the Company Properties contained or incorporated by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Company shall use reasonable efforts to obtain and furnish the information required to be included in the Proxy Statement, promptly inform Parent of the receipt of comments from the SEC, and respond promptly, after review and comment by Parent, to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof. Parent shall as expeditiously as practicable supply all information concerning itself, REIT Merger Sub, OP Holdco and OP Merger Sub and their directors, officers, shareholders and Affiliates as reasonably may be requested by the Company in connection with the preparation of the Proxy Statement. Whenever any event occurs, or there is any change in facts, which is required to be set forth in an amendment or supplement to the Proxy Statement, the Company on the one hand, and Parent on the other hand, shall promptly inform the other of such occurrence with respect thereto and, promptly after review and comment thereon by Parent, the Company shall file with the SEC and/or mail to the Common Shareholders and Preferred Shareholders, such amendment or supplement to the Proxy Statement.

     4.2 Covenants of Parent, REIT Merger Sub, OP Holdco and OP Merger Sub.
          (a) Indemnification and Insurance.
               (i) Parent shall, and shall cause the Surviving Corporation and the Surviving Partnership to, jointly and severally, honor all the Company’s and its Subsidiaries’ obligations to indemnify (including any obligations to advance funds for expenses) the current and former directors and officers of the Company and any of its Subsidiaries (an “Indemnified Party”) for acts or omissions by such Indemnified Parties occurring prior to the Effective Time of the Mergers to the extent that such obligations of the Company and such Subsidiaries exist on the date of this Agreement, whether pursuant to the Company Articles, the Company Regulations, the Partnership Agreement, individual indemnity agreements or otherwise, and such obligations shall survive the Mergers and shall continue in full force and effect in accordance with the terms of such Company Articles, Company Regulations, Partnership Agreement and individual indemnity agreements (all as in effect on the date hereof) from the Effective Time of the Mergers until the expiration of the applicable statute of limitations with respect to any claims against such Indemnified Parties arising out of such acts or omissions.
               (ii) From and after the Effective Time of the Mergers, to the fullest extent permitted by law, Parent shall, and shall cause the Surviving Corporation and the Surviving Partnership to, indemnify, defend and hold harmless the Indemnified Parties against all losses, claims, damages, liabilities, fees and expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (in the case of settlements, with the approval of the indemnifying party (which approval shall not be unreasonably withheld)) (collectively, “Losses”), as incurred (payable monthly upon written request which request shall include reasonable evidence of the Losses set forth therein) to the extent arising from, relating to, or otherwise in respect of, any actual or threatened action, suit, proceeding or investigation, in respect of actions or omissions occurring at or prior to the Effective Time of the Mergers in connection with such Indemnified Party’s duties as an officer or director of the Company or any of its Subsidiaries, including with respect to this Agreement, the Mergers and the other transactions contemplated by this Agreement; provided, however, that an Indemnified Party shall not be entitled to indemnification under this Section 4.2(a)(ii) for Losses arising out of actions or omissions by the Indemnified Party constituting (A) a material breach of this Agreement or (B) criminal conduct; provided, further that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its written consent and, provided further, that if Parent or the Surviving Corporation advances or pays any amount to any Person under this paragraph (ii) and if it shall thereafter be finally determined by a court of competent jurisdiction that such Person was not entitled to be indemnified hereunder for all or any portion of such amount, to the extent required by law, such Person shall repay such amount or such portion thereof, as the case may be, to Parent or the Surviving Corporation, as the case may be. The Indemnified Parties as a group may not retain more than one law firm to represent them with respect to each matter, except to the extent that under applicable standards of professional conduct such counsel would have a conflict representing such Indemnified Party or Indemnified Parties or any Indemnified Party shall have reasonably concluded that there may be legal defenses available to that Indemnified Party that are not available to other Indemnified Parties, in which case such Indemnified Party shall have the right to separate counsel to assert such defenses and otherwise participate in the defense of such Indemnified Party.
               (iii) At or prior to the Effective Time of the Mergers, Parent shall purchase extended reporting or “tail” coverage directors’ and officers’ liability insurance, in form and substance acceptable to the Company, for the Company’s and each Subsidiary’s directors and officers for a period of six years after the Effective Time. The insurance shall be in the aggregate amount of $20,000,000 and consist of a policy providing $10,000,000 of primary coverage and a policy providing $10,000,000 of “Side A” excess coverage; provided, however, that Parent and the Surviving Corporation shall not be required to expend for such insurance an amount in excess of $750,000; and provided, further, that if the premium of such insurance coverage exceeds such amount, Parent shall be obligated to obtain a policy with the best coverage available, in the reasonable judgment of the Company, for a cost not exceeding such amount.
               (iv) This Section 4.2(a) is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Parent, the Surviving Corporation and the Surviving Partnership. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 4.2(a), each of which such covenants shall survive the Closing Date.
               (v) In the event that the Surviving Corporation or the Surviving Partnership or any of its successors or assigns (A) consolidates with or merges into any other Person after the Effective Time and shall not be the continuing or surviving entity of such consolidation or merger or (B) transfers or conveys a majority of its properties and assets to any Person after the Effective Time, then, and in each such case, proper provision shall be made so that the successors, assigns and transferees of the Surviving Corporation or the Surviving Partnership, as the case may be, assume the obligations set forth in this Section 4.2(a).
          (b) Benefit Plans.
               (i) From and after the Effective Time of the Mergers, Parent and the Surviving Corporation shall, and shall cause their Subsidiaries to, honor in accordance with their respective terms (as in effect on the date hereof) all the employment, retention, severance, termination, change of control and deferred compensation agreements and plans of the Company and its Subsidiaries (the “Retention Plans”).

               (ii) The participation by employees of the Company and its Subsidiaries in employee benefits plans, programs or arrangements sponsored by BMC shall terminate effective as of the Closing Date. Effective as of the Closing Date, Parent shall provide, or cause its Subsidiaries to provide, group health plan continuation coverage that is comparable to the group health plan continuation coverage provided for under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and Sections 601 through 608 of ERISA (“Group Health Continuation Coverage”) (as applied without regard to the exception for small-employer plans under Treasury Regulation Section 54.4980B-2) to all employees and former employees of the Company and its Subsidiaries and their dependents who, as of the Closing Date, have coverage under a BMC group health plan or are eligible to elect to receive Group Health Continuation Coverage under a BMC group health plan.
          (c) Financing. Parent shall use all commercially reasonable efforts to arrange the Debt Financing on the terms and conditions described in the Commitment Letter, including using such efforts to (i) negotiate definitive agreements with respect thereto on terms and conditions contained therein and (ii) to satisfy all conditions applicable to Parent, REIT Merger Sub, OP Holdco and OP Merger Sub in such definitive agreements that are within its control. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, Parent shall use such efforts to arrange to obtain any such portion from alternative sources as promptly as practicable following the occurrence of such event. For the avoidance of doubt, if the Debt Financing (or any alternative financing) has not been obtained, Parent, REIT Merger Sub, OP Holdco and OP Merger Sub shall continue to be obligated to consummate the Mergers on the terms contemplated by this Agreement and subject only to the satisfaction or waiver of the conditions set forth in Sections 5.1, 5.2 and 5.3 of this Agreement and to Parent’s rights under Sections 6.1 and 6.2, regardless of whether Parent, REIT Merger Sub, OP Holdco and OP Merger Sub have complied with all of their other obligations under this Agreement (including their obligations under this Section 4.2(c)).
     4.3 Covenants of the Company.
          (a) Shareholder Meeting; Recommendation. As soon as practicable after the date of this Agreement, except to the extent permitted in Section 4.3(b), the Company shall duly call, give notice of and convene a meeting of its Common Shareholders and Preferred Shareholders (the “Special Meeting”) in accordance with the OGCL, the Company Articles and the Company Regulations for the Common Shareholders to consider and vote upon adoption of this Agreement and the REIT Merger. Except to the extent permitted in Section 4.3(b), the Proxy Statement shall contain the recommendation of the Board of Directors of the Company in favor of the REIT Merger, and the Board of Directors of the Company shall recommend that the Common Shareholders vote to adopt this Agreement and the REIT Merger.
          (b) No Solicitation by the Company.
               (i) From the date of this Agreement until the earlier of the Effective Time or the date of termination of this Agreement pursuant to Section

6.1 or 6.2(a), the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or knowingly permit any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative of, the Company or any of its Subsidiaries to, (A) solicit, initiate or knowingly encourage, or take any other action designed to, or that could reasonably be expected to facilitate, any inquiries or offers with respect to, or that reasonably may be expected to lead to, the submission of any Company Takeover Proposal, (B) enter into any agreement with respect to any Company Takeover Proposal or (C) provide any non-public information regarding the Company and its Subsidiaries to any third party or engage in any negotiations or substantive discussions in connection with any Company Takeover Proposal; provided, however, that prior to receipt of the Company Shareholder Approval, the Company may, in response to a Company Takeover Proposal that was not solicited by the Company and did not otherwise result from a breach of this Section 4.3(b), subject to the execution by the Person making the Company Takeover Proposal of a confidentiality agreement no less favorable to the Company than the Confidentiality Agreement executed by Parent, provide any non-public information regarding the Company and its Subsidiaries to any third party or engage in any negotiations or substantive discussions with such Person regarding any Company Takeover Proposal, in each case only if the Company’s Board of Directors determines in good faith, after consultation with counsel and its financial advisors, that such actions could reasonably be expected to result in a Company Superior Proposal. The Company shall, and shall cause each of its Subsidiaries to, immediately cease and cause to be terminated any existing activities, discussions or negotiations by the Company, any of its Subsidiaries or any officer, director or employee of or investment banker, attorney, accountant or other advisor or representative of, the Company or any of its Subsidiaries, with any Persons conducted heretofore with respect to any of the foregoing and, subject to the terms of any applicable confidentiality agreements between such Persons and the Company or any of its Subsidiaries, require any such Persons to return to the Company or destroy any confidential information previously provided to such Persons, and any such Persons shall be denied access to any electronic dataroom or similar access to confidential information relating to the Company or any of its Subsidiaries. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Subsidiaries and their officers, directors, employees, investment bankers, attorneys, accountants or other advisors or representatives may solicit proposals, enter into agreements and take any other action necessary or desirable to enable the Company or its Subsidiaries to dispose of their interests in each of the Excluded Assets, and no inquiry, proposal or offer from any Person with respect solely thereto shall constitute a Company Takeover Proposal.
               (ii) From the date of this Agreement until the earlier of the Effective Time or the date of termination of this Agreement pursuant to Section 6.1 or 6.2(a), neither the Board of Directors of the Company nor any committee thereof shall (A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, REIT Merger Sub, OP Holdco or OP Merger Sub,

the approval by such Board of Directors or such committee of this Agreement or the Mergers or (B) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal. Notwithstanding the foregoing, at any time after the date hereof and prior to receipt of the Company Shareholder Approval, (X) in response to a Company Takeover Proposal which was not solicited by the Company or any of its Affiliates or advisors, the Board of Directors of the Company and the Partnership may terminate this Agreement and cause the Company to enter into an agreement with respect to any Company Superior Proposal, but only if the Company’s Board of Directors determines in good faith, after consultation with counsel, that failing to take any such action would result in a breach of the directors’ duties and only at a time that is after the fifth business day following the Company’s delivery to Parent of written notice advising Parent that the Board of Directors of the Company is prepared to accept a Company Superior Proposal, specifying the material terms and conditions of such Company Superior Proposal and identifying the Person making such Company Superior Proposal, and only after irrevocably directing payment of the Termination Fee specified in Section 6.3(b), and (Y) the Board of Directors of the Company may withdraw or modify in a manner adverse to Parent its recommendation to the Common Shareholders that they give the Company Shareholder Approval, but only if and to the extent that the Company’s Board of Directors determines in good faith, after consultation with counsel, that failing to take any such action would result in a breach of the fiduciary duties of the Company’s Board of Directors. Notwithstanding anything to the contrary contained herein, the Company shall not exercise its right to terminate this Agreement and the Board of Directors shall not recommend a Company Superior Proposal to the Common Shareholders or withdraw or modify in a manner adverse to Parent its recommendation to the Common Shareholders pursuant to this Section 4.3(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that the Company or its Board of Directors intends to take such action with respect to a Company Superior Proposal, specifying in reasonable detail the material terms and conditions of the Company Superior Proposal, such notice to be delivered not less than five Business Days prior to the time the action is taken, and, during this five Business Day period, the Company and its advisors shall have negotiated in good faith with Parent to make such adjustments in the terms and conditions of this Agreement such that such Company Takeover Proposal would no longer constitute a Company Superior Proposal.
               (iii) The Company promptly shall advise Parent orally and within 24 hours in writing of the receipt of any Company Takeover Proposal or the request for any non-public information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any Subsidiary by any Person that informs the Board of Directors of the Company or such Subsidiary that it is considering making or has made a Company Takeover Proposal. The Company promptly shall advise Parent of the identity of the Person making any such Company Takeover Proposal and of the material terms of any such Company Takeover Proposal and of any changes thereto. The

Company promptly shall advise Parent orally and within 24 hours in writing of the commencement of any discussions with any third party or its representatives regarding a Company Takeover Proposal by such third party and any material change in the status thereof, including whether any such Company Takeover Proposal has been rejected or withdrawn.
               (iv) Nothing contained in this Section 4.3(b) or in Sections 4.1(c) or 7.2 shall prohibit the Company or its Board of Directors from taking and disclosing to the shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any other disclosure to the shareholders if, in the good faith judgment of the Company’s Board of Directors after consultation with outside counsel, the failure so to disclose could be inconsistent with its obligations under applicable law.
          (c) Access; Transition Meetings; Reports.
               (i) Subject to applicable confidentiality obligations of the Company and its Subsidiaries and the terms of the letter agreement between Westmont USA Development, Inc. and the Company, dated November 10, 2005 (the “Confidentiality Agreement”), from and after the date of this Agreement until the Effective Time (or the termination of this Agreement), the Company shall permit representatives of Parent to have reasonable access during customary business hours, and in a manner so as not to interfere with the normal business operations of the Company, to all premises, properties, books, records, contracts, tax records and documents of or pertaining to the Company and its Subsidiaries.
               (ii) Parent and the Company shall form a transitional working group, comprised of the persons set forth on Section 4.3(c)(ii) of the Disclosure Schedule, which shall meet (in person or by conference call) periodically (and no less frequently than monthly) prior to the Closing to discuss transitional matters relating to the Company and the Company Properties. The Company shall deliver to Parent copies of any financial reports provided to the Company or any of its Subsidiaries by the management company for the Company Properties in the ordinary course of business relating to the operations of the Company and the Company Properties other than the Excluded Properties. The Company shall organize periodic (and no less frequently than monthly) in person or telephonic meetings between representatives of Parent and the management company for the Company Properties, and shall, upon the reasonable request of Parent, use its commercially reasonable efforts to cause the general managers (or persons performing similar functions) of the Company Properties to meet with representatives of Parent. Each meeting will be held at a time mutually agreeable to Parent and the Company. As part of such meetings, subject to the provisions of this Section 4.3(c) and applicable law, Parent and its representatives shall be permitted to inquire as to, and management of the Company and its Subsidiaries and the Company shall undertake commercially reasonable efforts to respond with respect to, all material matters relating to the Company, its Subsidiaries and the Company Properties.

          (d) Notices. Each of the Company and the Partnership shall give Parent prompt notice, (i) if any representation or warranty made by it contained in this Agreement that is qualified as to materiality becomes untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becomes untrue or inaccurate in any material respect or (ii) of any event, circumstance or condition which would reasonably be expected to result in the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties hereto or the conditions to the obligations of the parties under this Agreement.
          (e) Rights Agreement. Except as provided in Section 3.1(v) or as requested in writing by Parent, prior to the Special Meeting, the Board of Directors of the Company shall not amend the Rights Agreement or redeem the Company Rights.
          (f) Incentive Options, Restricted Common Shares and Share Units.
               (i) Prior to the REIT Effective Time, the Board of Directors of the Company shall adopt resolutions by written action to:
                    (A) provide that each In the Money Option granted under the Long-Term Incentive Plan that is outstanding immediately prior to the REIT Effective Time (whether vested or unvested) shall be canceled as of the REIT Effective Time in exchange for a lump sum cash payment from Parent to the holder of such In the Money Option in an amount equal to the excess, if any, of $11.00 over the applicable per share exercise price for such In the Money Option;
                    (B) provide that each Incentive Option that is outstanding immediately prior to the REIT Effective Time that is not an In the Money Option shall be cancelled and no consideration shall be paid or issued in respect thereof; and
                    (C) vest and make transferable all restricted Common Shares granted under the Long-Term Incentive Plan.
               (ii) (A) The Company has adopted the Boykin Lodging Company Directors’ Deferred Compensation Plan (the “Share Unit Plan”) pursuant to which eligible directors may elect to defer payment of fees and credit such fees to an account (the “Share Unit Account”) consisting of units that are equivalent in value to Common Shares (“Share Units”). The Company shall take all actions necessary so that all Share Units outstanding immediately prior to the REIT Effective Time under all Share Unit Accounts, except for those Share Unit Accounts allocated to installment payments which have commenced but have not been completed prior to the REIT Effective Time, shall be canceled as of the REIT Effective Time in exchange for a lump sum cash payment from Parent equal to the product of (1) the Common Share Merger Consideration plus the aggregate REIT Dividend Per Share Amount and (2) the number of Share Units in such holder’s Share Unit Account outstanding immediately prior to the REIT Effective Time.
                    (B) The Company shall take all actions necessary so that all Share Unit Accounts in installment payment status immediately prior to the REIT Effective Time shall be distributed by the Company pursuant to the “Change of Control” provisions contained in paragraph 7 of the Share Unit Plan in the form of a lump sum cash payment from Parent.
               (iii) All cash amounts payable under Sections 4.3(f)(i) and (ii) shall be subject to any required tax withholdings and shall be paid at Closing immediately following the REIT Effective Time.
               (iv) The Company shall take such actions as are necessary to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual that is an officer or director of the Company to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 under the Exchange Act in accordance with the Rule 16b-3 No-Action Letter.
          (g) Operation of Business. During the period from the date of this Agreement to the Effective Time, the Company, the Partnership and their respective Subsidiaries shall conduct their operations in the Ordinary Course of Business and shall use all reasonable efforts, and be permitted to take all actions necessary, to maintain and preserve their business organizations and the Company’s status as a REIT within the meaning of the Code. Without limitation of the foregoing, the Company, the Partnership and their respective Subsidiaries shall, except as set forth in Section 4.3(g) of the Disclosure Schedule or as may be necessary to maintain the Company’s status as a REIT:
(i) not (A) amend or propose to amend their respective articles of incorporation or bylaws or equivalent constitutional documents, (B) split, combine or reclassify their outstanding capital stock or other equity interests, (C) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions to the Company or a wholly owned Subsidiary of the Company by a direct or indirect wholly owned Subsidiary of the Company or (D) repurchase, redeem or otherwise acquire, or modify or amend, any shares of the capital stock or other equity interests of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;
(ii) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of, their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, or any Share Units or similar instruments, except that the Company may issue shares upon the exercise of options and redemption of Common Units outstanding on the date hereof;
(iii) not (A) incur or become contingently liable with respect to any indebtedness for borrowed money other than (1) borrowings in the Ordinary Course of Business, and (2) borrowings to refinance existing outstanding indebtedness on terms which are reasonably acceptable to Parent; provided that in no event shall aggregate indebtedness of the Company and its Subsidiaries, net of all cash and cash equivalents, exceed $180,000,000, (B) make any acquisition of any assets or businesses other than expenditures for current assets in the Ordinary Course of Business and expenditures for fixed or capital assets in the Ordinary Course of Business, (C) sell, pledge, dispose of or encumber any assets or businesses other than (1) sales of the Excluded Assets in accordance with the terms of the Excluded Property Contracts, (2) sales or dispositions of businesses or assets as may be required by applicable law and (3) sales or dispositions of assets in the Ordinary Course of Business, or (D) enter into any binding contract, agreement, commitment or arrangement with respect to any of the foregoing;
(iv) use all reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with them, other than as expressly permitted by the terms of this Agreement;
(v) not enter into, amend, modify or renew any employment, consulting, severance, indemnification or similar agreements with, pay any bonus or grant any increase in salary, wage or other compensation or any increase in any employee benefit to, any directors, officers or employees of the Company or its Subsidiaries, except in each such case (A) as may be required by applicable law (B) to satisfy obligations existing as of the date hereof or (C) in the Ordinary Course of Business or hire any additional employees except in the Ordinary Course of Business;
(vi) not enter into, establish, adopt, amend or modify any pension, retirement, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare plan, agreement, program or arrangement, in respect of any directors, officers or employees of the Company or its Subsidiaries, except, in each such case

(A) as may be required by applicable law or pursuant to the terms of this Agreement, (B) to satisfy obligations existing as of the date hereof, including pursuant to any collective bargaining agreement or (C) in the Ordinary Course of Business;
(vii) not make capital expenditures or enter into any binding commitment or contract to make capital expenditures, except (A) capital expenditures which the Company or its Subsidiaries are currently committed to make, (B) capital expenditures consistent with the amounts set forth in Section 4.3(g)(vii) of the Disclosure Schedule and the Company’s consolidated capital spending budget (a copy of which for fiscal year 2006 has been delivered to Parent prior to the date hereof), (C) capital expenditures for emergency repairs and other capital expenditures necessary in light of circumstances not anticipated as of the date of this Agreement which are necessary to avoid significant disruption to the Company’s business or operations consistent with past practice (and, if reasonably practicable, after consultation with Parent), or (D) repairs and maintenance in the Ordinary Course of Business;
(viii) not change in any material manner any of its methods, principles or practices of accounting in effect at December 31, 2005, except as may be required by the SEC, applicable law or GAAP;
(ix) not make, change or revoke any material Tax election unless required by law or make any agreement or settlement with any taxing authority regarding any material amount of Taxes or which would reasonably be expected to materially increase the obligations of the Company or the Partnership or the Surviving Corporation or the Surviving Partnership to pay Taxes in the future;
(x) not authorize the manager of any of the Company Properties to take any action under any of the relevant management agreements requiring the consent of the owner of such Company Properties without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, except for actions otherwise permitted hereunder;
(xi) instruct the manager of each of the Company Properties to operate and maintain each of such Company Properties in a manner that is substantially the same manner in which it is currently being operated and maintained;

(xii) not enter into, terminate or amend any Material Contract (including any Excluded Property Contract) except in the Ordinary Course of Business and except for amendments to the Employee Benefit Plans required by applicable law and not enter into, terminate or amend any Contract (including any Excluded Property Contract) with any of its Affiliates or any management agreement relating to any of the Company Properties, in each case, without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed;
(xiii) maintain, or cause to be maintained, all existing insurance carried on the Company Properties except with Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed;
(xiv) not enter into any agreement or authorize any Person (including the manager of any of the Company Properties) to take any of the foregoing prohibited actions;
(xv) not settle or compromise any material litigation or waive, release or assign any material rights or claims without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; and
(xvi) not authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any Subsidiary of the Company.
Notwithstanding anything to the contrary contained herein and in addition to the other matters permitted by this Section 4.3(g), the Company and its Subsidiaries shall be permitted to (i) pay prior to the Effective Time of the Mergers, if earned based on the determination of the Compensation Committee of the Board of Directors of the Company, annual bonuses to employees of the Company and its Subsidiaries with respect to any fiscal year, whether or not the Effective Time of the Mergers occurs prior to the end of such fiscal year; provided such bonuses are consistent with amounts paid in previous years, (ii) purchase letters of credit to secure the obligations of the Company and its Subsidiaries under all Retention Plans, (iii) terminate, and release all obligations under, at the Effective Time of the Mergers each Guaranty, dated November 4, 2001, executed by a Limited Partner in favor of the Company guaranteeing the obligations of the Partnership to the Company under the Intercompany Note, (iv) take such actions as are necessary or desirable to enable the Company and its Subsidiaries to dispose of an Excluded Asset in accordance with the terms of the Excluded Property Contracts, (v) subject to Parent’s reasonable approval, consent to BMC’s entry into a collective bargaining agreement with BMC employees at the DoubleTree Berkeley Marina, (vi) authorize, declare and pay the REIT Dividend as contemplated by Section 4.3(k), (vii) make distributions in accordance with the terms of the Partnership Agreement necessary to enable the Company to pay the REIT Dividend and incur indebtedness if necessary to fund such distributions (it being understood that no such dividend or distribution shall be paid upon or accrued with respect to any Share Unit other than the payment contemplated by Section 4.3(f)(ii)), (viii) issue Common Shares in connection with the redemption of Common Units pursuant to the Partnership Agreement, (ix) authorize, declare and pay regular dividends on the outstanding Series 2002-A Preferred Shares and (x) take any actions contemplated by Section 4.3(f).
          (h) Control of the Company’s Operations. Nothing contained in this Agreement shall give to Parent, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.
          (i) Cooperation with Financing. Each of the Company and the Partnership shall, and shall cause their respective Subsidiaries, directors, officers, employees, accountants and agents to, cooperate with Parent in connection with any debt or equity financing undertaken in connection with the transactions contemplated hereby (the “Financing”) and use their commercially reasonable efforts to take all actions reasonably requested by Parent in connection therewith, including (a) providing such financial and other information as Parent may reasonably request, subject to applicable Laws, for inclusion in any offering memorandum or other document relating to the Financing (each, a “Parent Financing Document”) and (b) making appropriate personnel available (upon reasonable advance notice to permit scheduling) to discuss matters relating to the Company, the Partnership and their respective Subsidiaries that Parent proposes to include in any Parent Financing Document and to attend and make presentations to prospective investors or lenders regarding the business of the Company and the Partnership. If at any time prior to the Effective Time, the Company shall learn that any information pertaining to the Company, the Partnership or any of their respective Subsidiaries contained (or incorporated by reference) in, or omitted from, a Parent Financing Document, copies of which shall previously have been provided to Parent, makes any of the statements therein false or misleading, the Company shall promptly inform Parent thereof and use its commercially reasonable efforts to promptly provide Parent with all information necessary to correct any such false or misleading statement and make the statements contained in Parent Financing Documents not false or misleading. Notwithstanding the foregoing, none of the Company, the Partnership or any Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Effective Time. If this Agreement is terminated, Parent shall, promptly upon request by the Company or the Partnership, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company, the Partnership or any Subsidiary in connection with such cooperation. Parent, REIT Merger Sub, OP Holdco and OP Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, the Partnership and any Subsidiary and their respective directors, officers, employees, accountants and agents for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than historical information relating to the Company, the Partnership or any Subsidiary).
          (j) Waiver of Ownership Limitation by Company. The Company shall waive any ownership limitation in the Company Articles that could adversely affect Parent’s ownership of the Company’s Common Shares following the Mergers, subject to the

Company’s receipt of a legal opinion of Parent’s counsel in the form previously agreed to the Company to the effect required in the Company Articles.
          (k) REIT Dividend. The Company shall authorize, declare and pay one or more dividends (the “REIT Dividend”) in respect of the Common Shares in an aggregate amount equal to the minimum dividend necessary in such period to avoid (i) jeopardizing its status as a REIT under the Code, and (ii) the imposition of income tax under Section 857(b) of the Code and the imposition of excise tax under Section 4981 of the Code. The Partnership shall use (i) proceeds from the disposition of the Excluded Assets, (ii) cash on hand or (iii) indebtedness to fund the distributions in accordance with the Partnership Agreement necessary to enable the Company to pay the REIT Dividend. The final REIT Dividend will be paid no later than one day prior to the Closing. If a number of Common Units are surrendered as payment of the purchase price under the Excluded Property Contracts (other than the Marco Agreement), such Common Units shall be deemed outstanding for purposes of calculating the distributions required by the Partnership to enable the payment of the REIT Dividend, but shall not be deemed outstanding for purposes of calculating the merger consideration payable under this Agreement.
          (l) Excluded Properties. The Company and its Subsidiaries shall use all reasonable efforts to take all action and to do all things necessary, proper or advisable to consummate prior to the Effective Time the transactions contemplated by the Excluded Property Contracts in accordance with the terms of the Excluded Property Contracts.
ARTICLE V
CONDITIONS PRECEDENT TO THE MERGERS
     5.1 Mutual Conditions. The obligations of each of the Parties to consummate the Mergers shall be subject to fulfillment of the following conditions precedent:
          (a) The Company Shareholder Approval shall have been obtained; and
          (b) No temporary restraining order or preliminary or permanent injunction or other order or decree which prevents the consummation of either of the Mergers shall have been issued and remain in effect (each Party agreeing to use its commercially reasonable best efforts to cause any such injunction, order or decree to be lifted), and no statute, rule or regulation shall have been enacted by any state or federal Governmental Entity which would prevent the consummation of either of the Mergers.
     5.2 Additional Conditions to Obligations of the Company and the Partnership. The obligation of the Company and the Partnership to effect the Mergers shall also be subject to the fulfillment of the following conditions:
          (a) The representations and warranties of Parent, REIT Merger Sub, OP Holdco and OP Merger Sub set forth in Article III shall be true and correct (i) at and as of the date hereof and (ii) at and as of the Effective Time as though then made (except for changes permitted by or necessitated by compliance with this Agreement and except that representations and warranties made as of a specified date need be true and correct only as of the specified date), without giving effect to any materiality or Material Adverse Effect qualification, except where such failure of such representations or warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect.
          (b) Each of Parent, REIT Merger Sub, OP Holdco and OP Merger Sub shall have performed in all material respects each obligation and agreement and complied in all material respects with each covenant to be performed and complied with by it hereunder at or prior to the Effective Time.
          (c) Each of Parent, REIT Merger Sub, OP Holdco and OP Merger Sub shall have furnished to the Company a certificate executed by its respective chairman, president or any vice president dated the Closing Date in which such officer shall certify on behalf of Parent, REIT Merger Sub, OP Holdco or OP Merger Sub, as the case may be, that the conditions set forth in Sections 5.2(a) and 5.2(b) have been fulfilled.
     5.3 Additional Conditions to Obligations of Parent, REIT Merger Sub, OP Holdco and OP Merger Sub. The obligations of Parent, REIT Merger Sub, OP Holdco and OP Merger Sub to effect the Mergers shall also be subject to the fulfillment of the following conditions:
          (a) The representations and warranties of the Company set forth in Article III shall be true and correct (i) at and as of the date hereof and (ii) at and as of the Effective Time as though then made (except for changes permitted by or necessitated by compliance with this Agreement and except that representations and warranties made as of a specified date need be true and correct only as of the specified date), without giving effect to any materiality or Material Adverse Effect qualification, except where such failure of such representations or warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect.
          (b) Each of the Company and the Partnership shall have performed in all material respects each obligation and agreement and complied in all material respects with each covenant to be performed and complied with by each of them hereunder at or prior to the Effective Time.
          (c) Each of the Company and the Partnership shall have furnished to Parent a certificate executed by, in the case of the Company, its chairman, president or any vice president or, in the case of the Partnership, its General Partner dated the Closing Date in which such officer or General Partner shall certify on behalf of the Company and the Partnership, respectively, that the conditions set forth in Sections 5.3(a) and 5.3(b) hereof have been fulfilled.
          (d) The Company shall have paid the REIT Dividend.
          (e) Baker & Hostetler LLP, counsel to the Company, shall have delivered to Parent an opinion, in the form previously agreed, regarding the qualification of the Company as a “real estate investment trust” under the Code.

ARTICLE VI
TERMINATION
     6.1 Termination of Agreement. This Agreement may be terminated and the Mergers may be abandoned, whether before or after receipt of the Company Shareholder Approval, at any time prior to the Effective Time (or with respect to Section 6.1(i) in accordance with Section 6.2(a)) as provided below:
          (a) By mutual written agreement of the Company and Parent;
          (b) By the Company or Parent if the Mergers shall not have been consummated before December 21, 2006, unless extended by the Boards of Directors of the Company and the general partner of Parent (provided that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any Party whose failure or whose Affiliate’s failure to perform any material covenant or obligation under this Agreement has been the cause of or resulted in the failure of the Mergers to occur on or before such date);
          (c) By the Company or Parent if a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Mergers;
          (d) By Parent or the Company, if the Company Shareholder Approval shall not have been obtained by reason of failure to obtain the required vote at the Special Meeting or at any adjournment or postponement thereof;
          (e) By the Company, if the Board of Directors of the Company shall have approved, and the Company shall promptly following such termination enter into, a definitive agreement providing for a Company Superior Proposal; provided that (i) the Company shall have complied with its obligations under Section 4.3(b); and (ii) the Company shall simultaneously make the payment required by Section 6.3;
          (f) By the Company, following a breach of any representation, warranty or covenant of Parent, REIT Merger Sub, OP Holdco or OP Merger Sub set forth in this Agreement, in any case such that the conditions set forth in Section 5.2(a) or 5.2(b), as the case may be, are not satisfied or would be incapable of being satisfied within 30 days after the giving of written notice to Parent;
          (g) By Parent, following a breach of any representation, warranty or covenant of the Company or the Partnership set forth in this Agreement, in either case such that the conditions set forth in Section 5.3(a) or 5.3(b), as the case may be, are not satisfied or would be incapable of being satisfied within 30 days after the giving of written notice to the Company;
          (h) By Parent, if the Company’s Board of Directors shall have (i) withdrawn or modified in a manner adverse to Parent its recommendation to the Company’s Common Shareholders that they give the Company Shareholder Approval or (ii) approved or recommended any Company Takeover Proposal; or

          (i) By Parent, pursuant to Section 6.2(a).
     6.2 Marco Agreement.
          (a) If prior to May 26, 2006, the purchaser of the Radisson Suite Beach Resort – Marco Island (the “Marco Purchaser” and the hotel, the “Marco Hotel”) pursuant to the Hotel Purchase Agreement, dated as of May 7, 2006, between the Marco Purchaser and Boykin Marco LLC, a Delaware limited liability company (the “Marco Agreement”), has not made the Additional Deposit (as defined in the Marco Agreement) with the escrow agent under the Marco Agreement, Parent shall have the right to (i) deliver a notice of termination to the Company (the “Marco Termination Notice”) on or prior to June 8, 2006, or (ii) remain obligated under the terms and subject to the conditions of this Agreement and, if the Effective Time occurs, retain any deposit made by the Marco Purchaser. If Parent does not deliver a Marco Termination Notice on or prior to June 8, 2006, Parent will not have the right to terminate this Agreement pursuant to this Section 6.2(a). Following receipt from Parent of a Marco Termination Notice, the Company shall have the right, by written notice to Parent, to accept the Marco Termination Notice, in which case this Agreement shall terminate as of the date of such acceptance. So long as the Company has not accepted the Marco Termination Notice, the Company shall have until July 7, 2006 to enter into an agreement or other arrangement for the sale or other disposition of the Marco Hotel, and if the Company enters into such an agreement or arrangement within such time period, the parties will negotiate in good faith concerning any increase or decrease in the consideration payable by Parent pursuant to this Agreement based on the terms of such new agreement or arrangement. If, by the date that is the earlier of July 12, 2006 and five (5) days after the Company enters into such new agreement or arrangement, the parties are unable to agree on the increase or decrease in the consideration payable by Parent pursuant hereto, this Agreement shall terminate as of such earlier date. If the Marco Purchaser makes the Additional Deposit or completes the purchase of the Marco Hotel pursuant to the terms of the Marco Agreement prior to termination of this Agreement pursuant to the preceding sentence, then Parent shall cease to have the right to deliver a Marco Termination Notice, any Marco Termination Notice that has been delivered previously shall be deemed to be rescinded automatically, and Parent shall cease to have any right to terminate this Agreement pursuant to this Section 6.2(a).
          (b) During the Standstill Period (as defined below), without the prior written consent of the Company, Parent agrees that it shall not, nor shall it permit any of its Subsidiaries, Westmont USA Development Inc. or its Affiliates or Cadim, Inc. to, contact, discuss, negotiate with or enter into any agreement with, any Person (including, without limitation, any franchisor, lender, customer or vendor of the Company, its Affiliates or its hotel operators or any Affiliate of such parties) regarding any aspect of the transactions contemplated hereunder or the business of the Company and its Subsidiaries, except for discussions with any lender or ground lessor from whom a consent is required to be obtained as a result of the transactions contemplated hereby and except for discussions with any actual or potential equity partner, lender, other potential financing source or advisor of Parent. The term “Standstill Period” means that period commencing immediately upon execution of the Merger Agreement and expiring upon the earlier to occur of (i) the termination of the Merger Agreement or (ii) the date on which Parent no longer has the right to terminate this Agreement pursuant to this Section 6.2. If Parent breaches or violates the covenant in this Section 6.2(b), then notwithstanding a termination of this Agreement pursuant to Section 6.2(a), Parent shall not be entitled under any circumstances to reimbursement of Expenses of any amount pursuant to Section 6.3(a) or a Termination Fee pursuant to Section 6.3(b).
     6.3 Effect of Termination.
          (a) If this Agreement is terminated pursuant to Section 6.1(d), 6.1(g) or 6.2(a) (but subject to the provisions of Section 6.2(b)), then the Company shall pay Parent an amount equal to the sum of Parent’s Expenses (not to exceed $3,500,000 in the aggregate with respect to a termination pursuant to Section 6.1(d) or 6.1(g) and not to exceed $2,000,000 in the aggregate with respect to a termination pursuant to Section 6.2(a)) for which Parent has not theretofore been reimbursed by the Company. “Expenses” means all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of financing sources, counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the Financing. Payment of Parent’s Expenses pursuant to this Section 6.3(a) shall be made not later than five Business Days after delivery to the Company of notice of demand for payment and a documented itemization setting forth in reasonable detail all Expenses of Parent (which itemization may be supplemented and updated from time to time by Parent until the ninetieth day after Parent delivers such notice of demand for payment).
          (b) In the event that (i) any Person makes a Company Takeover Proposal on or before the date of the Special Meeting and thereafter this Agreement is terminated pursuant to Section 6.1(d) and within 12 months of the date of such termination the Company or the Partnership enters into an agreement providing for, or consummates, a Company Takeover Proposal, (ii) this Agreement is terminated pursuant to Section 6.1(h), (iii) this Agreement is terminated by the Company pursuant to Section 6.1(e) or (iv) this Agreement is terminated by Parent pursuant to Section 6.1(g) and within 12 months of the date of such termination the Company enters into an agreement providing for, or consummates, a Company Takeover Proposal, then the Company shall pay to Parent a fee of $8,000,000 (the “Termination Fee”), minus the amount, if any, previously paid pursuant to Section 6.3(a), which amount shall be payable by wire transfer of same day funds, in the case of the foregoing clauses (i) or (iv), on the date of the consummation of such Company Takeover Proposal, and in the case of clause (ii) or (iii), on the date of termination of this Agreement. In no event shall the Termination Fee be paid to Parent pursuant to this Agreement if Parent delivers a Marco Termination Notice or if Parent breaches the covenant contained in Section 6.2(b).
          (c) It is expressly agreed that the Termination Fee to be paid pursuant to this Section 6.3 constitutes liquidated damages negotiated at arm’s-length and does not constitute, and is not intended by the Parties to operate as, a penalty. Receipt of the Termination Fee shall constitute the sole and exclusive remedy of Parent, REIT Merger Sub, OP Holdco and OP Merger Sub under the events and circumstances giving rise to payment of the Termination Fee as specified in this Agreement, and none of Parent, REIT Merger Sub, OP Holdco or OP Merger Sub shall (i) seek to obtain any other recovery or judgment against the Company or the Partnership or any of their officers, directors, employees, partners, managers, members or shareholders or (ii) be entitled to seek or obtain any other damages of any kind, including consequential, indirect or punitive damages.
          (d) In the event of termination of this Agreement by either the Company or Parent as provided in Section 6.1 or 6.2(a), this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, REIT Merger Sub, OP Holdco, OP Merger Sub, the Company or the Partnership, other than the confidentiality provisions of Section 4.3(c), this Section 6.3 and Article VII, which provisions shall survive such termination. Notwithstanding the foregoing, to the extent that such termination results from the willful and material breach by a Party of any representation or warranty set forth in this Agreement, from the material breach by a Party of any covenant set forth in this Agreement or a breach by Parent of the covenant in Section 6.2(b), then such Party shall be liable for any damages incurred or suffered by the other Parties as a result of such breach.
ARTICLE VII
MISCELLANEOUS
     7.1 Survival. None of the representations and warranties of the Parties will survive the Effective Time.
     7.2 Press Releases and Announcements. No Party shall issue any press release or announcement relating to the subject matter of this Agreement without the prior written approval of the other Parties; provided, however, that each of the Company and Parent may make any public disclosure it believes in good faith, based upon the advice of its counsel, is required by law or regulation or the listing standards of the New York Stock Exchange (in which case the Company or Parent will advise the other to the extent practicable prior to making the disclosure and, to the extent practicable, give such other party the reasonable opportunity to comment on such proposed public disclosure).
     7.3 Entire Agreement. This Agreement (including the documents referred to herein), the Guaranty and the Confidentiality Agreement constitute the entire agreement among the Parties and supersede any prior understandings, agreements, or representations by or among the Parties, written or oral, that may have related in any way to the subject matter hereof.
     7.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other Parties.
     7.5 Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended or shall be construed to create any third-party beneficiaries, except as provided in Section 4.2(a) hereof.
     7.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     7.7 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
     7.8 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to the Company or the Partnership:	Copy to:

Boykin Lodging Company	Baker & Hostetler LLP
45 West Prospect Avenue, Suite 1500	3200 National City Center
Cleveland, Ohio 44115	Cleveland, Ohio 44114
Attn: President and Chief Operating Officer	Attn: John M. Gherlein

If to Parent, REIT Merger Sub, OP Holdco or OP Merger Sub:	Copy to:

Braveheart Investors LP
Westmont USA Development Inc.	Davies Ward Phillips & Vineberg LLP
5847 San Felipe Road, Suite 450	625 Madison Avenue, 12th Floor
Houston, Texas 77057	New York, New York 10022
Attn: Kenny Gibson and Mohamed Thowfeek	Attn: Gerald D. Shepherd
Any Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.
     7.9 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the State of Ohio.
     7.10 Consent to Jurisdiction; Venue.
          (a) Each of the Parties irrevocably submits to the exclusive jurisdiction of the state courts of Ohio and to the jurisdiction of the United States District Court for the Northern District of Ohio, for the purpose of any action or proceeding arising out of or relating to this Agreement and each of the Parties irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Ohio state or federal court sitting in the City of Cleveland. Each of the Parties agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
          (b) Each of the Parties irrevocably consents to the service of any summons and complaint and any other process in any other action or proceeding relating to this Agreement, on behalf of itself or its property, by the personal delivery of copies of such process to such Party. Nothing in this Section 7.10 shall affect the right of any Party hereto to serve legal process in any other manner permitted by law.
     7.11 Amendments and Waivers. The Parties may mutually amend any provision of this Agreement at any time prior to the Effective Time with the prior authorization of their respective boards of directors or other governing bodies. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence.
     7.12 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.
     7.13 Expenses. Except as provided in Section 6.3(a), each of the Parties shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.
     7.14 Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the context requires, words used in the singular shall be construed to mean or include the plural and vice versa, and pronouns of any gender shall be deemed to include and designate the masculine, feminine or neuter gender.
[signature page follows]

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

BOYKIN LODGING COMPANY

By:	/s/ Richard C. Conti

Richard C. Conti, President and Chief Operating
Officer

BOYKIN HOTEL PROPERTIES, L.P.

By:	Boykin Lodging Company, its general partner

By:	/s/ Richard C. Conti

Richard C. Conti, President and Chief Operating Officer

BRAVEHEART INVESTORS LP

By:	BRAVEHEART GP, LLC, its general partner

By:	/s/ Mohamed Thowfeek

Mohamed Thowfeek, Assistant Vice President

BRAVEHEART II REALTY (OHIO) CORP.

By:	/s/ Mohamed Thowfeek

Mohamed Thowfeek, Assistant Secretary and
Treasurer

BRAVEHEART II PROPERTIES HOLDING LLC

By:	/s/ Mohamed Thowfeek

Mohamed Thowfeek, Assistant Secretary and
Treasurer

BRAVEHEART II PROPERTIES COMPANY LLC

By:	Braveheart II Realty (Ohio) Corp., its managing member

By:	/s/ Mohamed Thowfeek

Mohamed Thowfeek, Assistant Secretary and
Treasurer

DISCLOSURE SCHEDULE
TO
AGREEMENT AND PLAN OF MERGER
AMONG
BRAVEHEART INVESTORS LP, BRAVEHEART II REALTY (OHIO) CORP.,
BRAVEHEART II PROPERTIES HOLDING LLC, BRAVEHEART II PROPERTIES
COMPANY LLC, BOYKIN LODGING COMPANY AND BOYKIN HOTEL
PROPERTIES, L.P.
Section 3.1(d) — Subsidiaries
Section 3.1(e) — Capitalization of the Company
Section 3.1(f) — Capitalization of the Partnership
Section 3.1(g) — Filings with the SEC
Section 3.1(i) — Absence of Undisclosed Liabilities
Section 3.1(j) — No Conflicts
Section 3.1(k) — Litigation
Section 3.1(l) — Material Contracts
Section 3.1(m) — Employee Benefits
Section 3.1(n) — Taxes
Section 3.1(o) — Compliance with Laws
Section 3.1(p) — Environmental, Health and Safety Matters
Section 3.1(q) — Title to Assets
Section 3.1(r) — Labor Matters
Section 3.1(s) — Intellectual Property
Section 3.1(t) — Transactions with Affiliates
Section 3.1(y) — Brokers’ Fees
Section 3.1(aa) — Insurance
Section 4.3(c)(ii) — Transitional Working Group
Section 4.3(g) — Operation of Business
THE COMPANY AGREES TO FURNISH SUPPLEMENTALLY A COPY OF ANY OMITTED EXHIBIT AND SCHEDULE TO THE SECURITIES AND EXCHANGE COMMISSION UPON REQUEST.